Execution Version
Confidential

78953714v.12
ASSET PURCHASE AGREEMENT
BY AND AMONG
PROTONEX TECHNOLOGY CORPORATION,
as Seller,
BALLARD POWER SYSTEMS INC.,
as Seller Parent,
REVISION MILITARY SOLDIER POWER, LLC,
as Buyer,
AND
REVISION MILITARY LTD.,
as Guarantor
Dated as of August 31, 2018

TABLE OF CONTENTS
Page
ARTICLE IPURCHASE AND SALE OF ASSETS    1
1.1Purchase and Sale of Assets    1
1.2Excluded Assets    3
1.3Assumed Liabilities    4
1.4Excluded Liabilities    4
1.5Closing    6
1.6Transfer Documents    6
1.7Consents of Third Parties    7
1.8Further Assurances    7
1.9Delivery of Acquired Assets    8
ARTICLE IIPURCHASE PRICE    8
2.1Purchase Price    8
2.2Payments Due at Closing    9
2.3Working Capital Adjustment    9
2.4Earnout    10
2.5[Intentionally deleted.]    13
2.6Tax Withholding    13
2.7Allocation of Purchase Price    13
ARTICLE IIIREPRESENTATIONS AND WARRANTIES OF SELLER AND THE SELLER PARENT    13
3.1Organization, Good Standing and Qualification of Seller    14
3.2Ownership of Seller; Subsidiaries    14
3.3Authorization; Binding Obligation    14
3.4Consents and Approvals    14
3.5No Violation    15
3.6Licenses and Permits    15
3.7Title to and Condition of Properties; Sufficiency of Assets    15
3.8Environmental Matters    16
3.9Financial Statements; No Undisclosed Liabilities; Internal Controls    16
3.10Absence of Certain Events    17
3.11Legal Proceedings    19
3.12Compliance with Laws    20
3.13Employment Matters    21
3.14Taxes    24
3.15Contracts    25
3.16Transactions with Affiliates    26
3.17Insurance    27
3.18Intellectual Property    27
3.19Privacy    30
3.20Inventory    31

i

3.21Accounts Receivable; Accounts Payable    31
3.22[Intentionally deleted.]    31
3.23Books and Records    31
3.24Relationships with Customers and Suppliers    32
3.25Government Contracts    32
3.26Product and Service Guarantees    33
3.27No Brokers    33
3.28[Intentionally deleted.]    33
3.29No Other Representations and Warranties    33
ARTICLE IVREPRESENTATIONS AND WARRANTIES OF THE SELLER PARENT    34
4.1Shares    34
4.2Binding Obligation    34
4.3Consents and Approvals    34
4.4No Violation    34
4.5No Brokers    35
4.6Litigation    35
ARTICLE VREPRESENTATIONS AND WARRANTIES OF BUYER    35
5.1Organization and Good Standing    35
5.2Authorization; Binding Obligation    35
5.3Consents and Approvals    36
5.4No Violation    36
5.5No Brokers    36
5.6Legal Proceedings    36
Article V.I REPRESENTATIONS AND WARRANTIES OF GUARANTOR36
5.1.1Shares    37
5.1.2Binding Obligation    37
5.1.3Consents and Approvals    37
5.1.4No Violation    37
5.1.5Litigation    37
ARTICLE VICOVENANTS    38
6.1Conduct of Business Pending Closing    38
6.2Cooperation; Approvals, Filings and Consents    38
6.3Access to Information    39
6.4Notice of Certain Events    39
6.5Public Announcements    40
6.6No Solicitation of Other Proposals    40
6.7Use of Names    41
6.8Control of Business    41
6.9Certain Tax Matters    41
6.10[Commercially sensitive information redacted]    42
6.11Insurance    42
6.12Employment Matters    42
6.13Use of Books and Records    44

6.14[Commercially sensitive information redacted]    44
6.15Updated Acquired Assets Schedules    44
ARTICLE VIICONDITIONS PRECEDENT TO CLOSING    44
7.1Conditions to Obligation of Each Party    44
7.2Additional Conditions to Obligations of Buyer    44
7.3Additional Conditions to Obligations of Seller and Seller Parent    46
ARTICLE VIIISURVIVAL; INDEMNIFICATION    46
8.1Survival    46
8.2Indemnification by Seller and Seller Parent    47
8.3Indemnification by Buyer    48
8.4Limitations on Indemnification by Seller and Seller Parent    48
8.5Limitations on Indemnification by Buyer    48
8.6Indemnification Process    49
8.7[Intentionally deleted.]    50
8.8No Circular Recovery    50
8.9Fraud and Related Claims; Characterization of Payments    51
8.10Knowledge and Investigation    51
8.11Remedies Cumulative    51
8.12Exclusive Remedy    51
8.13Limitation on Damages    52
ARTICLE IXTERMINATION, AMENDMENT, WAIVER AND EXPENSES    52
9.1Termination    52
9.2Procedure of Termination    53
9.3Effect of Termination    53
9.4Expenses    53
9.5Amendment and Waiver    53
ARTICLE XMISCELLANEOUS    54
10.1Entire Agreement    54
10.2Assignment    54
10.3Counterparts    54
10.4Governing Law    54
10.5Dispute Resolution    54
10.6Interpretation    55
10.7Severability    55
10.8Notices    55
10.9Representation by Counsel    56
10.10Construction    57
10.11Third Party Beneficiaries    57
10.12Bulk Sales Law    57
10.13Waiver of Jury Trial    57
10.14Guaranty    57

EXHIBITS AND SCHEDULES
EXHIBITS:
Exhibit A    Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B    Form of Intellectual Property Assignment
Exhibit C    Form of Vendor Take-Back Note

SCHEDULES:
Schedule I    Table of Definitions
Schedule II    Example Earnout Calculations
Schedule III    Example Working Capital Calculations
Schedule IV    Knowledge
Schedule 1.1(a)(i)    Products
Schedule 1.1(a)(ii)    Tangible Assets
Schedule 1.1(b)    Assigned Contracts
Schedule 1.1(e)    Business Intellectual Property
Schedule 1.1(f)    Approvals and Orders
Schedule 1.1(i)    Telephone Numbers, Domain Names, E-mail Addresses, Etc.
Schedule 1.1(n)    Other Assets
Schedule 6.2(c)    Third Party Consents

Disclosure Schedule

v

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of August 31, 2018, is made by and among PROTONEX TECHNOLOGY CORPORATION, a Delaware corporation (“Seller”), BALLARD POWER SYSTEMS INC., a British Columbia corporation (the “Seller Parent”), REVISION MILITARY SOLDIER POWER, LLC, a Delaware limited liability company (“Buyer”), and, solely for purposes of Section 10.14, Revision Military Ltd. (“Guarantor”).
WHEREAS, Seller is engaged in the business of researching, developing, marketing, manufacturing and distributing portable power management products (the “Business”), which excludes the Seller’s business of researching, developing, marketing, manufacturing and distributing proton exchange membrane fuel cells (the “UAV Business”);
WHEREAS, the Seller Parent is the beneficial owner of all of the issued and outstanding capital stock of Seller;
WHEREAS, subject to the terms and conditions set forth in this Agreement, Seller wishes to sell, assign and transfer to Buyer, and Buyer wishes to purchase from Seller, the Acquired Assets, and Buyer is willing to assume from Seller the Assumed Liabilities, all as set forth herein; and
WHEREAS, capitalized terms used and not otherwise defined herein shall have the meanings set forth on Schedule I hereto.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS
1.1    Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, assign, deliver and relinquish to Buyer, in perpetuity, free and clear of all Liens, all right, title and interest in and to all of the following assets, properties, rights, and interests of Seller, wherever located, whether tangible or intangible, now owned, used or held for use or acquired prior to the Closing, but excluding the Excluded Assets (herein collectively called the “Acquired Assets”):
(a)    all fixed and other tangible personal property and assets owned or leased by the Seller and solely used in the Business, wherever located, including (i) all products listed on Schedule 1.1(a)(i) (the “Products”), (ii) all equipment, furniture, office equipment, computer systems, maintenance equipment, communications equipment, inventory (raw, sub-assemblies, and finished goods), supplies and other physical assets, including the items listed on Schedule 1.1(a)(ii), and (iii) all such items listed in (i) and (ii) above and acquired by the Seller with the conduct of the Business between the date hereof and the Closing Date (the “Tangible Assets”);
(b)    all right, title and interest in, to and under all Contracts entered into by the Seller that solely relate to the Business, including those listed on Schedule 1.1(b) hereto (collectively, the “Assigned Contracts”); provided, however, that nothing in this Section 1.1(b) shall be in any way deemed or construed to mean that Buyer is assuming any Liabilities, obligations or responsibilities under any Assigned Contracts, it being agreed by the parties that Buyer will assume only the Assumed Liabilities as set forth in Section 1.3;
(c)    all books, records, information, documents, correspondence, files, manuals, studies, reports, data, databases and other materials, including any portions thereof, maintained in any medium (including, where available, digital media) that solely relate to the Business, the Acquired Assets or the Assumed Liabilities, including all customer lists, order pipeline; records, histories, invoices and databases; sales order files; price lists; mailing lists and databases; advertising literature and materials; research files and correspondence; market research studies and surveys; operating data and plans; sales and promotional materials and records; catalogues; photographs; media materials; creative materials; purchasing and billing records; research and development files; accounting files and records; non-medical personnel files for all Transferred Employees; and all lists of and all rights in and to the information contained therein (collectively, the “Books and Records”) and all electronic devices used solely in the conduct of the Business that contain any Books and Records;
(d)    all accounts receivable, and all rights to credits, refunds, prepaid expenses, deferred charges, advance payments, security deposits (other than with respect to leased real property) and prepaid items, in each instance that solely relate to the Business;
(e)    the Business Intellectual Property, including all files relating to the Business Intellectual Property and Intellectual Property disclosures with respect to Business Intellectual Property, including the items set forth on Schedule 1.1(e) hereto, and all goodwill associated therewith, licenses and sublicenses granted in respect thereto and rights thereunder, together with all claims against third parties for profits and all claims and Losses, Court costs and reasonable fees and disbursements of counsel, consultants and expert witnesses incurred by reason of the past infringement, alleged infringement, unauthorized use or disclosure or alleged unauthorized use or disclosure of any Business Intellectual Property, together with the right to sue for, and collect the same, or to sue for injunctive relief, for Buyer’s own use and benefit, and for the use and benefit of its successors, assigns or other legal representatives;
(f)    all Approvals and Orders used in connection with the Business, including those listed on Schedule 1.1(f) hereto, to the extent their transfer is permitted by Law;
(g)    all goodwill of the Business or related to the Acquired Assets;
(h)    all claims, demands, causes of action, rights of recovery, rights of set-off, rights of recoupment, guarantees, warranties, indemnities and similar rights of Seller to the extent relating to any of the Acquired Assets, Assumed Liabilities or the Business (regardless of whether such rights are currently exercisable) or made by any supplier or vendor in connection with the Business, as well as all counterclaims or defenses the Seller might have, and all rights to proceeds under insurance policies and indemnity agreements, in each case except to the extent arising from any Excluded Asset or Excluded Liability;
(i)    all telephone and facsimile numbers, e-mail addresses and websites (including the content thereof) solely used in connection with the Business, including those listed on Schedule 1.1(i);
(j)    amounts due in respect of any advances or loans to, or notes receivable from, any Seller Personnel;
(k)    all restrictive covenant agreements in favor of Seller;
(l)    all rights, title and interest in, to and under the National Stock Numbers set forth on Schedule 1.1(a)(i), which each such National Stock Number is, in each instance, set forth opposite the Product to which it pertains;
(m)    Product certifications, specifications and third-party test reports related to the Business; and
(n)    all other assets owned by the Seller and solely used in the operation of the Business, including those listed on Schedule 1.1(n).
1.2    Excluded Assets. Notwithstanding the provisions of Section 1.1 above, the following assets and properties are to be retained by Seller and shall not constitute Acquired Assets (collectively, the “Excluded Assets”):
(a)    all real property, buildings, structures and improvements thereon, whether owned or leased by Seller, all fixtures and fittings attached thereto, but not including any of the Tangible Assets, and all security deposits with respect to any leased properties other than those explicitly included in the Acquired Assets;
(b)    all right, title and interest in, to and under all Contracts to which Seller is a party or by which Seller or any of its assets or properties is otherwise subject to or bound other than the Assigned Contracts;
(c)    all capital stock or other equity interest in Seller or any Subsidiary, Affiliate or other Person, and all options, warrants or other rights to acquire such capital stock or other equity;
(d)    all right, title and interest to any vehicles owned, leased or used by the Seller;
(e)    all right, title and interest to all insurance policies of Seller;
(f)    all minute books and stock records of Seller;
(g)    all personnel records of all employees other than Transferred Employees;
(h)    all rights of Seller and Seller Parent under this Agreement and the Related Agreements or arising from the consummation of the transactions contemplated hereby or thereby;
(i)    all Employee Benefit Plans;
(j)    the Southborough Lease;
(k)    all bank and brokerage accounts of Seller;
(l)    all Tax records of Seller;
(m)    all rights, claims or credits of Seller relating to any Excluded Asset or Excluded Liability;
(n)    all cash; and
(o)    all inventory of the UAV Business.
1.3    Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume from Seller only the following liabilities and obligations of Seller arising out of or relating to the Business on or after the Closing (collectively, the “Assumed Liabilities”):
(a)    liabilities and obligations of Seller under the Assigned Contracts as and to the extent transferred to Buyer under Section 1.1(b), but only to the extent such liabilities or obligations do not arise from or relate to any breach or default or improper performance by Seller of any provision of any of such Assigned Contracts or any event, circumstance or condition occurring or existing on or prior to the Closing that, with notice or lapse of time, would constitute or result in a breach or default thereof;
(b)    liabilities and obligations of Buyer or its Affiliates relating to employee benefits, compensation or other arrangements with respect to any Transferred Employee arising on or after the Closing;
(c)    liabilities and obligations for Taxes related to the Business, the Acquired Assets or the Assumed Liabilities for the taxable periods (or portion thereof) beginning after the Closing Date;
(d)    accounts payable associated with the Assigned Contracts; and
(e)    all other liabilities and obligations arising out of or related to Buyer’s ownership or operation of the Acquired Assets after the Closing.
1.4    Excluded Liabilities. Except as expressly assumed pursuant to Section 1.3, Buyer is not assuming and shall not have any liability or obligation whatsoever for any Liabilities of Seller or any of its Affiliates (or any predecessors of Seller or any of its Affiliates) whatsoever, all of which will be retained and satisfied when due by Seller or any of its Affiliates, as applicable (collectively, the “Excluded Liabilities”), which Excluded Liabilities shall include the following:
(a)    all Liabilities of Seller or any of its Affiliates arising under this Agreement or the Related Agreements or from the consummation of the transactions contemplated hereby or thereby;
(b)    all Liabilities of Seller or any of its Affiliates (or any predecessor thereto) to any present or former director, officer, employee, consultant or independent contractor of Seller or any of its Affiliates (or any predecessor thereto), or any of their respective spouses, children, other dependents or beneficiaries, including any and all Liabilities arising under any federal, state, local or foreign Laws, Approvals or Orders;
(c)    all Liabilities of Seller or any of its Affiliates (or any predecessor thereto) to any Affiliate or current or former member, stockholder, convertible debt holder, option or warrant holder or holder of other equity or debt interests (or any of their successors, assigns, heirs or legal representatives) of Seller or any of its Affiliates (or any predecessor thereto);
(d)    all Liabilities of Seller or any of its Affiliates (or any predecessor thereto) in respect of any Indebtedness, trade payables, accrued expenses or Transaction Expenses, including all intercompany payable balances owing by Seller or any of its Affiliates;
(e)    all Liabilities of Seller or any of its Affiliates (or any predecessor thereto) for or in respect of Taxes for any period, including any Taxes resulting from or relating to the consummation of the transactions contemplated hereby (including any Taxes that may become due as a result of any bulk sales or similar Tax that may be assessed against Seller or any of its Affiliates following the Closing);
(f)    all Liabilities arising in connection with or in any way relating to any real property now or previously owned, leased or operated by Seller or any of its Affiliates (or any predecessor thereto), or any activities or operations occurring or conducted at any real property now or previously owned, operated or leased by Seller or any of its Affiliates (or any predecessor thereto) (including offsite disposal), including any Liabilities arising under or relating to any Environmental Laws or any Liabilities associated with any Environmental Condition;
(g)    all Liabilities resulting from or relating to (or allegedly resulting from or relating to) the performance of any services or sale of any products by Seller or any of its Affiliates (or any predecessor thereto) prior to the Closing;
(h)    all Liabilities arising under or relating to any written or oral Contract to which Seller or any of its Affiliates is a party or by which Seller, its Affiliates or any of their respective assets or properties is otherwise subject or bound, other than Liabilities arising under the Assigned Contracts to the extent provided in Section 1.3;
(i)    all Liabilities of Seller or any of its Affiliates (or any predecessor thereto) for any Actions against Seller or any of its Affiliates (or any predecessor thereto), including any Actions pending or threatened against Seller or any of its Affiliates (or any predecessor thereto) as of the Closing Date;
(j)    all Liabilities of Seller or any of its Affiliates (or any predecessor thereto) arising out of or resulting from any violation of or non-compliance with any federal, state, local or foreign Approvals, Laws or Orders;
(k)    all Liabilities of Seller or any of its Affiliates (or any predecessor thereto) arising out of, relating to or resulting from any obligation to indemnify any Person (other than pursuant to an Assigned Contract to the extent assumed pursuant to Section 1.3);
(l)    all Liabilities relating to, based in whole or in substantial part on events or conditions occurring or existing in connection with, or arising out of, the employment of any employee of Seller or any of its Affiliates up to the Closing and with respect to the termination of any employee of Seller or any of its Affiliates on or before the Closing Date;
(m)    all Liabilities arising under any Employee Benefit Plan or any benefit, Tax or compensation Liability of any ERISA Affiliate;
(n)    all other Liabilities arising out of or relating to the ownership or operation of the Acquired Assets or the operation of the Business prior to the Closing; and
(o)    all Liabilities arising out of or attributable in any manner to the Excluded Assets.
The disclosure of any Liability on any schedule to this Agreement shall not create an Assumed Liability or other Liability of Buyer, except where such disclosed Liability has been expressly assumed by Buyer as an Assumed Liability pursuant to Section 1.3.
1.5    Closing. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the third (3rd) Business Day following the date on which all of the conditions set forth in Article VII have been satisfied or waived (other than any such conditions that by their terms cannot be satisfied until the Closing Date, which conditions shall be required to be so satisfied or waived on the Closing Date), unless another time and/or date is agreed to in writing by Seller and Buyer (the “Closing Date”). The Closing shall be held at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts, unless another place is agreed to in writing by Seller and Buyer (it being understood that the Closing may be effected by the delivery of documents via e-mail, facsimile and/or overnight courier). The consummation of the transactions contemplated by this Agreement to occur at the Closing shall be deemed to occur at 12:01 a.m. (EDT) on the Closing Date.
1.6    Transfer Documents. At the Closing, in addition to the other deliverables contemplated by Article VII, the parties shall execute and deliver to each other, or cause to be executed and delivered to each other, the following documents (collectively, the “Transfer Documents”):
(a)    Seller shall execute and deliver to Buyer a bill of sale and assignment and assumption agreement in substantially the form of Exhibit A hereto (the “Bill of Sale and Assignment and Assumption Agreement”) pursuant to which the Acquired Assets will be transferred and assigned to Buyer and Buyer will assume from Seller the Assumed Liabilities;
(b)    Seller shall execute and deliver to Buyer an intellectual property assignment in substantially the form of Exhibit B hereto (the “Intellectual Property Assignment”) pursuant to which the Business Intellectual Property will be transferred and assigned to Buyer; and
(c)    Seller will execute and deliver all such other bills of sale, assignments, endorsements, Intellectual Property right assignments, trade name assignments, domain name assignments, certificates of title, consents and other good and sufficient instruments and documents of conveyance and transfer in a form reasonably satisfactory to Buyer, as Buyer reasonably shall deem necessary or appropriate to vest in or confirm to Buyer full and complete right, title and interest in and to all of the Acquired Assets.
1.7    Consents of Third Parties. Notwithstanding anything in this Agreement or in any Related Agreement to the contrary, neither this Agreement nor any such Related Agreement shall constitute an agreement to assign or otherwise transfer, or require Buyer to assume any obligations under, any Assigned Contract or Approval if an attempted assignment or transfer thereof would, without the consent of a third party to such assignment or transfer, constitute a breach thereof, would be ineffective, would affect adversely the rights of Buyer thereunder or would violate any applicable Law. If any such consent has not been obtained as of the Closing Date and Buyer in its sole discretion nevertheless determines to proceed with the Closing, Buyer may waive the closing condition that such consent be delivered at the Closing, and Seller shall use commercially reasonable efforts to obtain such consent following the Closing, and Buyer shall provide commercially reasonable cooperation to Seller in seeking to obtain any such consent. Seller shall pay and discharge any and all out-of-pocket costs or expenses of seeking to obtain or obtaining any such consent or approval whether before or after the Closing Date. If any Assigned Contract or Approval is not transferred to Buyer at the Closing pursuant to this Agreement, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide Buyer all of the benefits of such Assigned Contract or Approval until such consent has been obtained. Nothing in this Section 1.7 shall be deemed to modify in any respect any of Seller’s or Seller Parent’s representations or warranties set forth herein or the conditions to Buyer’s obligations contained in Article VII, be deemed a waiver by Buyer of its right to have received on or before the Closing Date an effective assignment of all of the Acquired Assets or be deemed to constitute an agreement to exclude from the Acquired Assets any assets described under Section 1.1.
1.8    Further Assurances.
(a)    At any time and from time to time after the Closing, at the request of Buyer and without further consideration, Seller Parent, Seller and their respective Affiliates shall execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation, and shall take such further action, as may be reasonably requested in order to more effectively transfer, convey and assign to Buyer, and to confirm Buyer’s title in and to, the Acquired Assets, and each of the parties shall execute such other documents and take such further action as may be reasonably required or desirable to carry out the provisions of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby.
(b)    None of Seller, Seller Parent, or any of their respective Affiliates shall take any action that is designed or intended to have the effect of discouraging any customer or any other Person from establishing and maintaining a relationship with Buyer or any of its Affiliates after the Closing. Seller shall refer all customer inquiries relating to the Business to Buyer from and after the Closing.
(c)    Following the Closing, (a) Seller will promptly, and in any event, not later than seven (7) Business Days following receipt, forward to Buyer any payments received by Seller with respect to any of the Acquired Assets, and any checks, drafts or other instruments payable to Seller will, when so delivered, bear all endorsements required to effectuate the transfer of the same to Buyer, (b) Seller will promptly forward to Buyer any mail or other communications received by Seller relating to the Acquired Assets or the Assumed Liabilities, (c) Buyer will promptly, and in any event, not later than seven (7) Business Days following receipt, forward to Seller any payments received by Buyer with respect to any of the Excluded Assets, and any checks, drafts or other instruments payable to Buyer shall, when so delivered, bear all endorsements required to effect the transfer of the same to Seller, and (d) Buyer will promptly forward to Seller any mail or other communications received by Buyer relating to the Excluded Assets or the Excluded Liabilities. If any party to this Agreement shall following the Closing have in its possession any asset or right that under this Agreement should have been delivered to the other, such party shall promptly deliver such asset or right to the other.
1.9    Delivery of Acquired Assets. Seller, Seller Parent and Buyer agree that any of the Acquired Assets that exist in electronic form as of the Closing Date will be delivered electronically to Buyer on the Closing Date, as soon as reasonably practicable following the Closing. If at any time after the Closing Seller or Seller Parent discovers in its possession or under its control any Acquired Assets that exist in electronic form (and not previously transferred to Buyer), it shall promptly deliver such Acquired Assets to the Buyer.
ARTICLE II

PURCHASE PRICE
2.1    Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the sale by Seller to Buyer of the Acquired Assets, and in addition to the assumption of the Assumed Liabilities by Buyer, Buyer shall pay to Seller (i) at the Closing, Four Million Seven Hundred Fifty Thousand Dollars ($4,750,000) (the “Closing Payment”), as may be adjusted pursuant to Section 2.3, and (ii) the Earnout Payments (if any) in accordance with Section 2.4 (collectively, the “Purchase Price”).
2.2    Payments Due at Closing. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall (i) pay to Seller Two Million Dollars ($2,000,000) in cash by wire transfer of immediately available U.S. funds in accordance with the wire transfer instructions delivered to Buyer in writing at least two (2) Business Days prior to the Closing and (ii) by delivering to Seller a duly executed copy of the VTB Note with a principal amount equal to the Closing Payment, as may be adjusted pursuant to Section 2.3, minus the amount paid in cash pursuant to Section 2.2(i).
2.3    Working Capital Adjustment.
(a)    Five (5) Business Days prior to the Closing Date (or such other date as may be mutually agreed to by the parties), Seller shall deliver to Buyer a certificate (the “Working Capital Statement”) setting forth a detailed calculation of Seller’s good faith estimate of the Working Capital (the “Estimated Working Capital”). Buyer shall have the right to approve the Estimated Working Capital.
(b)    If the Working Capital Target exceeds the Estimated Working Capital, the Closing Payment payable at the Closing shall be reduced by an amount equal to the amount by which the Working Capital Target exceeds the Estimated Working Capital.
(c)    If the Estimated Working Capital exceeds the Working Capital Target, the Closing Payment payable at the Closing shall be increased by an amount equal to the amount by which the Estimated Working Capital exceeds the Working Capital Target.
(d)    Following the Closing, Buyer shall have the opportunity to prepare its calculation of Working Capital. Seller shall make the books and records used in preparing the Working Capital Statement (to the extent such books and records (including work papers) are not included in the Acquired Assets) available to Buyer and its Representatives at reasonable times and upon reasonable notice following the Closing. Within one hundred twenty (120) days following the Closing, Buyer shall deliver to Seller its calculation of Working Capital (the “Revised Working Capital”). If Seller objects to the calculation of the Revised Working Capital, Seller shall deliver to Buyer, no later than thirty (30) days following receipt of Buyer’s calculation of the Revised Working Capital, a notice setting forth in reasonable detail such objections (an “Objection Notice”), together with reasonable supporting documentation. If Seller does not timely deliver an Objection Notice to Buyer or if Seller notifies Buyer that it has no objections, Buyer’s determination of the Revised Working Capital shall be final and binding on all parties.
(e)    If Seller timely delivers an Objection Notice to Buyer, Buyer and Seller shall attempt in good faith to resolve such matters within thirty (30) days after receipt of the same by Buyer, and if unable to do so, Buyer and Seller shall refer all remaining disputes to a nationally known independent public accounting firm mutually agreeable to Seller and Buyer (the “Dispute Accounting Firm”) which shall be instructed to resolve such disputes within sixty (60) days of the referral. Buyer and Seller shall have the right to meet jointly with the Dispute Accounting Firm during this period and to present their respective positions. The resolution of disputes by the Dispute Accounting Firm will be set forth in writing and will be conclusive and binding upon the parties, upon the date of such resolution, absent manifest error. In making the determination, the Dispute Accounting Firm shall consider only those items that were expressly included in the timely delivered Objection Notice and that have not been previously agreed to by Seller and Buyer. The Dispute Accounting Firm shall be bound by the terms and conditions of this Agreement, including the definition of Working Capital and the terms of this Section 2.3, provided that, the Dispute Accounting Firm shall not assign a value to any item greater than the greatest value for such item, or lower than the lowest value of such item, claimed in Buyer’s calculation of the Revised Working Capital delivered pursuant to Section 2.3(c) and the Objection Notice. Seller and Buyer will each pay their own costs and expenses (including any costs and expenses of their accountants and other Representatives) in connection with the resolution of any dispute under this Section 2.3 (excluding the fees and expenses of the Dispute Accounting Firm). The fees and expenses of the Dispute Accounting Firm pursuant to this Section 2.3(d) shall be borne by Buyer and Seller in inverse proportion as they may prevail on matters resolved by the Dispute Accounting Firm, which proportionate allocations shall also be determined by the Dispute Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.
(f)    If the Working Capital, as finally determined pursuant to Section 2.3(d) (the “Final Working Capital”), is less than the Estimated Working Capital, then, within five (5) Business Days after the determination of the Final Working Capital, Seller will pay to Buyer, by wire transfer of immediately available funds, an amount equal to such difference. If the Final Working Capital is greater than the Estimated Working Capital, then, within five (5) Business Days after the determination of the Final Working Capital, Buyer will pay to Seller, by wire transfer of immediately available funds, an amount equal to the difference between (i) the Final Working Capital, and (ii) the Estimated Working Capital.
2.4    Earnout.
(a)    Within thirty (30) days after the end of each of the first three Quarters and at the end of the Earnout Measurement Period, Buyer shall prepare and deliver to Seller a certificate (each an “Earnout Certificate”) setting forth (i) Buyer’s calculation of the Earnout Eligible Product Revenue for the particular Quarter or, with respect to the final period from the end of the third Quarter to the end of the Earnout Measurement Period, such period (the “Last Earnout Period”) and (ii) the resulting Earnout Payment, if any, payable with respect to the applicable Quarter or the Last Earnout Period, as the case may be, as calculated in accordance with this Section 2.4 and the example calculations set forth on Schedule II hereto (any such payment, the “Earnout Payment”). Buyer shall make provisions as it deems necessary and appropriate to support such calculations by Buyer of the Earnout Eligible Product Revenue and Revenue Refund (if any). Notwithstanding the foregoing, Buyer may amend and supplement any Earnout Certificate in the event of a Revenue Refund that is identified or finally determined by Buyer during the Earnout Measurement Period or within thirty (30) days after the end of the Earnout Measurement Period.
(b)    The Earnout Payment, if any, payable to Seller shall be determined based on (i) the total Earnout Eligible Product Revenue achieved to the end of the applicable Quarter or Last Earnout Period, as the case may be, minus (ii) Earnout Payments previously made, determined in accordance with the following table:

Earnout Eligible Product Revenue Achieved	Earnout Payment
Equal to or above $6,000,000 up to $8,000,000	$2,000,000
Equal to or above $8,000,001 up to $9,000,000	$2,500,000
Equal to or above $9,000,001 up to $10,000,000	$3,000,000
Equal to or above $10,000,001 up to $11,000,000	$3,667,000
Equal to or above $11,000,001 up to $12,000,000	$4,334,000
Equal to or above $12,000,001 up to $13,000,000	$5,000,000
Equal to or above $13,000,001 up to $14,000,000	$5,750,000
Equal to or above $14,000,001 up to $15,000,000	$6,500,000
Equal to or above $15,000,001 up to $16,000,000	$7,250,000
Equal to or above $16,000,001 up to $17,000,000	$8,250,000
Equal to or above $17,000,001 up to $18,000,000	$9,250,000
+	$11,250,000

To the extent any applicable Earnout Payment has been overpaid after taking into account Revenue Refunds occurring after the payment of such Earnout Payment, Buyer shall be entitled to adjust subsequent Earnout Payment to account for such overpayment.
(c)    The applicable Earnout Payment (if any) shall be paid by Buyer to Seller within thirty (30) days after the end of each Quarter and the Last Earnout Period, as the case may be, provided that the final Earnout Payment (if any) shall be paid by Buyer to Seller within the later of (i) thirty (30) days after the end of the Earnout Measurement Period and (ii) ten (10) Business Days following the date on which the Earnout Eligible Product Revenue and any applicable Revenue Refund with respect to the Earnout Measurement Period are finally determined in accordance with Section 2.4(d). If the aggregate amount of Earnout Payments paid to Seller exceeds the amount Seller is entitled to after taking into account all Revenue Refunds for purposes of determining the Earnout Eligible Product Revenue for the Earnout Measurement Period, Seller shall pay to Buyer such excess amount within the later of (i) thirty (30) days after the end of the Earnout Measurement Period and (ii) ten (10) Business Days following the date on which the Earnout Eligible Product Revenue and any applicable Revenue Refund with respect to the Earnout Measurement Period are finally determined in accordance with Section 2.4(d).
(d)    If Seller objects to Buyer’s calculation of the Earnout Eligible Product Revenue and/or Revenue Refund (if any), Seller shall deliver to Buyer, no later than twenty (20) days following receipt of the Earnout Certificate, a notice setting forth in reasonable detail such objections (an “Earnout Objection Notice”), together with reasonable supporting documentation. If Seller does not timely deliver an Earnout Objection Notice to Buyer or if Seller notifies Buyer that it has no objections, Buyer’s determination of the Earnout Eligible Product Revenue and Revenue Refund (if any) shall be final and binding on all parties. If Seller timely delivers an Earnout Objection Notice to Buyer, Buyer and Seller shall attempt in good faith to resolve such matters within thirty (30) days after receipt of the same by Buyer, and if unable to do so, Buyer and Seller shall refer all remaining disputes to the Dispute Accounting Firm, which shall be instructed to resolve such disputes within sixty (60) days of the referral. Buyer and Seller shall have the right to meet jointly with the Dispute Accounting Firm during this period and to present their respective positions. The resolution of disputes by the Dispute Accounting Firm will be set forth in writing and will be conclusive and binding upon the parties, upon the date of such resolution, absent manifest error. In making the determination, the Dispute Accounting Firm shall consider only those items that were expressly included in the timely delivered Earnout Objection Notice and that have not been previously agreed to by Seller and Buyer. The Dispute Accounting Firm shall be bound by the terms and conditions of this Agreement, including the definitions of Earnout Eligible Product Revenue and Revenue Refund and the terms of this Section 2.4, provided that, the Dispute Accounting Firm shall not assign a value to any item greater than the greatest value for such item, or lower than the lowest value of such item, claimed in Buyer’s calculation of the Earnout Eligible Product Revenue and Revenue Refund (if any) delivered pursuant to this Section 2.4(d) and the Earnout Objection Notice. Seller and Buyer will each pay their own costs and expenses (including any costs and expenses of their accountants and other Representatives) in connection with the resolution of any dispute under this Section 2.4(d) (excluding the fees and expenses of the Dispute Accounting Firm). The fees and expenses of the Dispute Accounting Firm pursuant to this Section 2.4(d) shall be borne by Buyer and Seller in inverse proportion as they may prevail on matters resolved by the Dispute Accounting Firm, which proportionate allocations shall also be determined by the Dispute Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.
(e)    Buyer shall have sole and absolute discretion to operate and manage the Business in its sole judgment following the Closing and shall be entitled to make all decisions and take all actions it deems appropriate with respect to the Business (including decisions with respect to sales strategies, pricing, distribution, marketing, budgeting, allocation of resources and personnel and including any decisions to discontinue the sale of any Product or the operations of the Business, in whole or in part), irrespective of the ultimate impact of any such decisions on any potential Earnout Payment. Seller and Seller Parent acknowledge that (i) Buyer is under no obligation to operate the Business to maximize the achievement of the Earnout Payment, (ii) there is no assurance that Seller or Seller Parent will receive the Earnout Payment and neither Buyer nor any Affiliate or Representative of Buyer has promised or projected any estimated or anticipated earnout payment amount, and (iii) the parties solely intend the express provisions of this Agreement to govern their contractual relationship, including with respect to the Earnout Payment. Seller and Seller Parent hereby waive any fiduciary duty or implied duty of Buyer to Seller and/or Seller Parent with respect to the Earnout Payment.
(f)    If Buyer (i) sells Earnout Eligible Product to Guarantor or an Affiliate of Guarantor for subsequent resale or (ii) during the Earnout Measurement Period the Business is transferred to Guarantor or an Affiliate of Guarantor, then the Earnout Eligible Product Revenue shall be calculated based on the Earnout Eligible Product Revenue received by Guarantor or an Affiliate of Guarantor and Buyer shall make each Earnout Payment as if Buyer had received such Earnout Eligible Product Revenue, provided, however, that the initial sale of Earnout Eligible Product to Guarantor or an Affiliate of Guarantor for subsequent resale shall not be included in the calculation of Earnout Eligible Product Revenue.
2.5    [Intentionally deleted.]
2.6    Tax Withholding. Buyer shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the provisions of any applicable Laws. Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
2.7    Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquired Assets as determined by Buyer in accordance with Code Section 1060 (and any similar provisions of state or local Law, as appropriate) and shall be set forth in a schedule delivered by Buyer to Seller within one hundred twenty (120) days following the Closing Date (the “Proposed Allocation Schedule”). Seller shall have an opportunity to review the Proposed Allocation Schedule for a period of thirty (30) days after the receipt of the Proposed Allocation Schedule. If Seller disagrees with any aspect of the Proposed Allocation Schedule, Seller shall notify Buyer, in writing, prior to the end of such thirty (30)-day period (an “Allocation Dispute Notice”), setting forth Seller’s proposed allocation of the Purchase Price. If Seller does not deliver to Buyer an Allocation Dispute Notice within such thirty (30)-day period, Buyer’s Proposed Allocation Schedule shall be final and binding on the parties. If Seller delivers an Allocation Dispute Notice to Buyer, Seller and Buyer shall negotiate in good faith to resolve any such dispute; provided, however, that if Seller and Buyer are unable to resolve any such dispute within thirty (30) days following the delivery of the Allocation Dispute Notice, then such dispute shall be resolved by the Dispute Accounting Firm. The fees and expenses of the Dispute Accounting Firm shall be borne equally by Seller and Seller Parent, on the one hand, and Buyer on the other hand. Buyer and Seller and their respective Affiliates shall file all Tax Returns (including IRS Form 8594) consistent with the final allocation of the Purchase Price determined hereunder (as reasonably adjusted to account for events occurring after the determination of the final allocation of the Purchase Price), none of Buyer, Seller or their respective Affiliates shall take any Tax position inconsistent with the final allocation of the Purchase Price determined hereunder unless required to do so by a change in applicable Laws or a good faith resolution of a Tax contest. Any adjustments to the Purchase Price pursuant to this Article II shall be allocated in a manner consistent therewith.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE SELLER PARENT
Except as disclosed by Seller and the Seller Parent in the disclosure schedule, dated as of the date of this Agreement and delivered by Seller and the Seller Parent to Buyer (the “Disclosure Schedule”), Seller and the Seller Parent, jointly and severally, hereby represent and warrant to Buyer that the representations and warranties contained in this Article III are true, complete and correct as of the date hereof and as of the Closing Date.
3.1    Organization, Good Standing and Qualification of Seller. Seller is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. Seller is duly qualified or licensed as a foreign corporation to do business and is in good standing under the Laws of each jurisdiction where the character of the Acquired Assets or the nature of the Business makes such qualification or licensing necessary, which jurisdictions are set forth in Section 3.1 of the Disclosure Schedule. Seller has all requisite power and authority, and is in possession of all Approvals necessary, to own, lease and operate the Acquired Assets and to carry on the Business as it is now being conducted and currently proposed to be conducted.
3.2    Ownership of Seller; Subsidiaries. The shares of capital stock in Seller consist of 1,000 shares of common stock (collectively, the “Shares”), of which 26 Shares are issued and outstanding. All of the issued and outstanding Shares are owned of record by Ballard Power Corporation, a wholly-owned subsidiary of Seller Parent. All of the issued and outstanding Shares are beneficially owned by Seller Parent. Seller has not had, nor does it currently have, any Subsidiaries, except Protonex, LLC. Except for Protonex, LLC, Seller has never owned, nor does it currently own, any capital stock or other proprietary interest, directly or indirectly, in any other Person. Protonex, LLC does not have, and has not had, title to any Acquired Assets.

2

3.3    Authorization; Binding Obligation. Seller has all necessary power and authority to execute and deliver this Agreement, each Related Agreement and each other instrument or document required to be executed and delivered by it pursuant to this Agreement or any Related Agreement, and to perform each of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and each Related Agreement, the performance of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite action on the part of Seller and no other corporate proceedings on Seller’s part are necessary to authorize this Agreement or any Related Agreement or to consummate the transactions so contemplated herein and therein. This Agreement has been duly and validly executed and delivered by Seller, and each Related Agreement, when executed and delivered by Seller, is or will be duly and validly executed and delivered by Seller, and this Agreement and each Related Agreement constitutes or will constitute, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
3.4    Consents and Approvals. Except as set forth in Section 3.4 of the Disclosure Schedule, the execution and delivery by Seller of this Agreement, the Related Agreements or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller do not, and the performance of this Agreement, the Related Agreements and any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller shall not, require Seller to provide notice to, obtain any consent of or take any other action in respect of any Person or obtain Approval of, observe any waiting period imposed by, make any filing with or notification to, or take any other action in respect of any Governmental Authority.
3.5    No Violation. Except as set forth in Section 3.5 of the Disclosure Schedule, the execution and delivery by Seller of this Agreement, the Related Agreements or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller do not, and the performance of this Agreement, the Related Agreements or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller will not, (a) conflict with, violate or breach the Organizational Documents of Seller or Seller Parent, (b) conflict with or violate any Law or Order applicable to Seller or by which it or any of the Acquired Assets or the Business is bound or affected, or (c) conflict with or result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a breach, violation or default) under, or impair the rights of Seller or alter the rights or obligations of any third party under, or result in or give to others any rights of termination, amendment, modification, acceleration or cancellation of, or result in the creation of a Lien on any of the Acquired Assets pursuant to, any Contract or other instrument or obligation to which Seller is a party or is otherwise bound, or any Approval to which Seller is a party or by which Seller, the Acquired Assets, the Business or any of Seller’s properties are bound or affected.
3.6    Licenses and Permits. Section 3.6 of the Disclosure Schedule contains a correct and complete list of all Approvals and Orders that have been issued, granted or otherwise made available to Seller with respect to the Acquired Assets or the Business (the “Business Licenses”), which are all the Approvals and Orders that are necessary for the ownership or operation of the Acquired Assets or the Business. Each Business License is valid and in full force and effect, no Business License is subject to any Lien, limitation, restriction, probation or other qualification, and there is no default under any Business License or, to the Knowledge of Seller, any basis for the assertion of any default thereunder. There is no Action pending or, to the Knowledge of Seller, threatened that would reasonably be expected to result in the termination, cancellation, modification, non-renewal, revocation, limitation, suspension, restriction or impairment of any Business License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Business License or, to the Knowledge of Seller, any basis therefor. Seller has, and has had at all relevant times, all Approvals and Orders that are or were necessary in order to own and operate the Acquired Assets and to conduct the Business. To the Knowledge of Seller, none of the Business Licenses will be adversely affected by the consummation of the transactions contemplated hereby. Seller is in material compliance with the terms and conditions of each Business License.
3.7    Title to and Condition of Properties; Sufficiency of Assets.
(a)    Seller is the sole and exclusive legal and equitable owner of all right, title and interest in, and has good, valid and marketable title to, all of the Acquired Assets, free and clear of all Liens, except those exceptions to title arising from the open source computer code set forth at Section 3.18(k) of the Disclosure Schedule. Seller has the power and the right to sell, assign and transfer, Seller will sell and deliver to Buyer, and upon consummation of the transactions contemplated by this Agreement Buyer will acquire, good, valid, exclusive and marketable title to all of the Acquired Assets, free and clear of all Liens, except those exceptions to title arising from the open source computer code set forth at by Section 3.18(k) of the Disclosure Schedule.
(b)    All tangible assets and personal property included in the Acquired Assets have been maintained in accordance with normal industry practice and are in good operating condition and repair, subject to ordinary wear and tear, and there has not been any interruption of the operations of the Business due to the condition of any such assets or properties.
(c)    The Acquired Assets comprise all assets, properties, rights and Contracts of any type or description, whether real or personal, tangible or intangible, used in connection with the operation of the Business, which are all of the assets, properties, rights and Contracts necessary for Buyer to operate the Business following the Closing in the manner in which the Business historically has been and is currently conducted, except for the Southborough Lease and the use of Seller Parent’s Salesforce portal by certain of Seller’s salespeople. No other Person, including Seller Parent, owns or has the right to use any of the assets or property used in connection with the operation of the Business, and no Acquired Assets are in the possession of others, except raw materials, work-in-process and Business Intellectual Property in possession of the contract manufacturers of the Products, each of whom is listed on Section 3.7 of the Disclosure Schedule together with the Acquired Assets held by such contract manufacturer.
3.8    Environmental Matters. Seller has complied and is in compliance with all Environmental Laws applicable to the Business, which compliance includes the possession by Seller of all Approvals required under Environmental Laws applicable to the Business and compliance with the terms and conditions thereof. Section 3.8 of the Disclosure Schedule includes a list of all of the Approvals required under Environmental Laws necessary to own and operate the Acquired Assets or the Business as currently conducted and contemplated to be conducted. There are no past or present facts, circumstances, conditions, activities or incidents that could give rise to any Liability, including any Liability for investigation costs, cleanup costs, response costs, remediation costs, corrective action costs, personal injury, property damage, natural resources damages or attorneys’ fees, or result in a claim against Seller or Buyer under any Environmental Law, arising from the operation of the Business. There is no Action pending or, to the Knowledge of Seller, threatened or other notice or claim (whether written or oral) of any violation, formal administrative proceeding or written information request by any Governmental Authority, nor has Seller received notice (whether written or oral) of any investigation by any Governmental Authority relating to any Environmental Law nor any other notice or claim (whether written or oral) from a Governmental Authority or any Person alleging that Seller is not in compliance with any Environmental Law or Approval required under any Environmental Law or has any Liability under any Environmental Law or for the remediation of any Materials of Environmental Concern at any property, in each case, applicable to the Business.
3.9    Financial Statements; No Undisclosed Liabilities; Internal Controls.
(a)    Section 3.9(a) of the Disclosure Schedule contains the following financial statements (collectively, the “Financial Statements”): (i) the unaudited balance sheets of Seller as of December 31, 2016 and December 31, 2017 and the related unaudited statements of income and stockholders’ equity for each of the twelve (12)-month periods then ended (collectively, the “Year-End Financial Statements”); (ii) the unaudited consolidated balance sheet of Seller as of July 31, 2018 (the “Interim Balance Sheet”) and the related unaudited statements of income and stockholders’ equity for the seven-month period then ended (the “Interim Financial Statements”); and (iii) monthly unaudited financial statements of Seller in the form customarily prepared by management for internal use for each complete month from the date of the Interim Balance Sheet through the date of this Agreement (the “Monthly Financial Statements”).
(b)    The Financial Statements were prepared in accordance with the books and records of the Business, are true, complete and correct and fairly and accurately present the financial condition of the Business as of the dates indicated and the results of operations of the Business for the respective periods indicated, and have been prepared in accordance with GAAP, consistently applied, except in the case of the Interim Financial Statements and the Monthly Financial Statements for the absence of complete footnote disclosure as required by GAAP and subject to changes resulting from normal, recurring period-end audit adjustments, which adjustments, individually and in the aggregate, shall not be material. Except as and to the extent the amounts are specifically accrued or disclosed in the Interim Balance Sheet, the Business does not have any Liabilities required by GAAP to be reflected in the Interim Balance Sheet, except for Liabilities that were incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet (none of which results from, arises out of, or relates to any breach or violation of, or default under, a contractual obligation or Law).
(c)    Seller maintains systems of internal accounting and financial reporting controls reasonably designed to ensure that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. The Seller has not changed its accounting methodology for reserving excess or obsolete inventory in a manner which would decrease the reserve requirement for such inventory. Seller has no Knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants of Seller who have or had a significant role in the internal control over financial reporting of Seller.
3.10    Absence of Certain Events. Since December 31, 2017, the Business has been conducted only in the ordinary and usual course and in a manner consistent with past practice and there has not been any change, event, loss, development, damage or circumstance affecting the Acquired Assets or the Business which, individually or in the aggregate, has had or could reasonably be expected to have a Business Material Adverse Effect (a “Business Material Adverse Change”). Without limiting the foregoing, since December 31, 2017, except as set forth on Section 3.10 of the Disclosure Schedule, there has not been (in each case, applicable to the Acquired Assets and/or the Business):
(a)    any material decrease in the value of any of the Acquired Assets;
(b)    any voluntary or involuntary sale, lease, assignment, license, transfer or other disposition of any kind of any asset or property, including any Acquired Asset;
(c)    any Lien imposed, incurred or created on any of the Acquired Assets;
(d)    any damage, destruction or loss of any asset or property, by fire or other casualty, whether or not covered by insurance;
(e)    any payment, discharge or satisfaction of any Liability, other than payments made in the ordinary course of business or Liabilities reflected or reserved against in the Interim Balance Sheet, or Liabilities incurred since that date in the ordinary course of business consistent with past practice;
(f)    any failure to pay or discharge when due (after the application of any applicable grace periods) any Liabilities;
(g)    any sale or offer to sell any Product or service on terms that are not consistent with Seller’s sales or offers in the ordinary course of business, including sales or offers subject to discounts that are not consistent with Seller’s ordinary course of business;
(h)    any material change in the manner in which Seller extends or receives discounts or credit from customers or vendors;
(i)    any assignment, termination, modification, amendment or waiver of, or any failure to comply with any provision of, any Contract or transaction, or any account receivable relating thereto, whether as a security interest or otherwise;
(j)    any discontinuance, termination, receipt of a notice of termination of or other alteration to any relationship with any vendor, customer or sales representative;
(k)    any entry into any agreement or arrangement that is material to the Business or the Acquired Assets;
(l)    any material transaction or Contract entered into, or Liability created, assumed, guarantied or incurred outside the ordinary course of business;
(m)    any change in any of the accounting principles adopted by Seller, or any change in Seller’s accounting policies, procedures, practices or methods with respect to applying such principles, other than as required by GAAP;
(n)    any change in cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;
(o)    any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable or to become payable to any employee or consultant of Seller, or any agreement to pay any bonus or extra compensation or other employee benefit to any employee or consultant of Seller;
(p)    any termination of the employment or engagement of any employee or consultant of Seller or any expression of intention by Seller or by any employee or consultant of Seller to terminate such employee’s or consultant’s employment or engagement with Seller;
(q)    any write-off of any accounts receivable or notes receivable of Seller or any portion thereof in excess of $10,000 individually or $25,000 in the aggregate, or any sale, assignment or disposition of any such account or note receivable (including by means of any factoring agreement);
(r)    any engagement by Seller in any transaction with any Affiliate, employee, officer, director or security holder thereof, other than the payment of normal wages and salaries to employees in the ordinary course of business and consistent with past practice and advances to employees in the ordinary course of business for travel and similar business expenses and consistent with past practice;
(s)    any action (or omission to take any action) that adversely affects, or could reasonably be expected to adversely affect any Business Intellectual Property, including the grant of any license or sublicense of any rights under or with respect to, or the sale, transfer, abandonment or permitting to lapse of, any Business Intellectual Property;
(t)    any settlement or offer or proposal to settle any Action, including any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby or by the Related Agreements; or
(u)    any agreement, understanding, authorization or proposal, whether in writing or otherwise, for Seller to take any of the actions specified in this Section 3.10.
3.11    Legal Proceedings.
(a)    Except as set forth in Section 3.11(a) of the Disclosure Schedule, there is no Action pending or, to the Knowledge of Seller, threatened by or against Seller or any of its members, officers or directors (in their capacities as such) and Seller has not received any claim, complaint, incident, report, threat or notice of any such Action. There is no Action pending, threatened or planned against any other Person by Seller.
(b)    Section 3.11(b) of the Disclosure Schedule sets forth all Actions within the past five (5) years that are no longer pending (the “Prior Actions”). All of the Prior Actions have been concluded in their entirety and Seller does not have any Liability with respect to the Prior Actions. Seller has provided Buyer with all formal written communications relating to the Prior Actions between Seller and a Governmental Authority and any Orders related thereto.
(c)    There are no outstanding Orders against, involving or affecting Seller, the Business or the Acquired Assets, and Seller is not in default with respect to any such Order of which it has knowledge or was served upon it.
3.12    Compliance with Laws.
(a)    Seller is in compliance with all Laws applicable to it, including (i) the properties or assets of the Business, including the Acquired Assets, and Seller’s ownership, use or operation thereof, and (ii) the operation of the Business. Seller has not received any written notice to the effect that, or otherwise been advised that, Seller is not in compliance with any such Laws, and Seller has no Knowledge of any existing circumstances likely to result in an Action or a violation of any such Law. No investigation or review by any Governmental Authority with respect to Seller, the Business or the Acquired Assets is pending or, to the Knowledge of Seller, threatened, nor has any Governmental Authority indicated an intention to conduct the same.
(b)    Seller is, and since January 1, 2012, has been, in compliance in all material respects with all legal requirements under (i) the anti-bribery provisions of the FCPA and the UK Bribery Act, (ii) the books and records provisions of the FCPA and the UK Bribery Act as they relate to any payment in violation of the anti-bribery provisions of the FCPA and the UK Bribery Act, (iii) the Organization for Economic Corporation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and (iv) local anti-corruption and bribery laws of jurisdictions in which Seller is operating. None of Seller or any manager, director, officer, agent, employee, member or other Person associated with or acting on behalf of Seller has, directly or indirectly (a) paid or delivered or agreed to pay or deliver any fee, commission or other sum of money or item of property or benefit, however characterized, to any Person, government official or other party that is illegal or improper under any applicable Law, (b) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (c) made any unlawful payment or offered anything of value to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns, (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or transfer of value to any other Person or (e) established or maintained any fund that has not been recorded in the books and records of Seller.
(c)    Seller is, and since January 1, 2012 has been, in compliance in all material respects, with all legal requirements under U.S. export control Laws, including (i) U.S. exports regulations governing the export, transfer, or re-export of U.S. manufactured products and products containing U.S. components, software, or technology as set forth in the U.S. Export Administration Regulations, (ii) U.S. exports regulations governing the manufacture and export of defense articles and defense services as set forth in the U.S. export control Laws, (iii) U.S. applicable Laws restricting U.S. companies and their foreign affiliates and subsidiaries from doing business with certain embargoed countries, persons or entities as set forth in the U.S. foreign assets control regulations, and (iv) other Applicable Laws relating to governmental compliance matters. Seller has not made any disclosure to any Governmental Authority pursuant to any voluntary disclosure agreement or submission and, to the Knowledge of Seller, no circumstances or proceedings exist that could reasonably be expected to result in an investigation, a voluntary or directed disclosure or similar legal action with respect to Seller related to any Contract with a Governmental Authority or the suspension or debarment of Seller.
(d)    No cost incurred or invoice related to any Assigned Contract between Seller and a Governmental Authority is subject to any challenge or threat that reasonably would be expected to result in a set-off or disallowance.
(e)    Except as set forth in Section 3.12(e) of the Disclosure Schedule, Seller does not have any facility security clearances or classified Assigned Contracts with any Governmental Authority and Seller’s Representatives do not hold any personnel security clearances. Seller is in compliance in all material respects with each facility security clearance held or required to be held by Seller with respect to the Assigned Contracts listed on Schedule 3.12(e) of the Disclosure Schedule and each facility security plan currently in effect.
(f)    Except as set forth in Section 3.12(f) of the Disclosure Schedule, Seller performs no activities under Government Contracts and has no relationships with any other Person that has created an Organizational Conflict of Interest.
3.13    Employment Matters.
(a)    Section 3.13(a) of the Disclosure Schedule sets forth a complete and accurate list of all current employees of Seller who are involved in the operation of the Business (each a “Business Employee”) and each such employee’s (i) rate of pay or annual compensation (including actual or potential bonus payments and the terms of any commission payments or programs), (ii) title(s), (iii) status of employment or engagement, (iv) date of hire or engagement, (v) annual vacation, sick and other paid time off allowance, (vi) amount of accrued vacation, sick and other paid time off and the economic value thereof, (vii) description of other fringe benefits and (viii) terms of severance benefits. Section 3.13(a) of the Disclosure Schedule also identifies each Business Employee who is not fully available to perform his or her duties as a result of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service. Section 3.13(a) of the Disclosure Schedule sets forth all employment, consulting, independent contractor, severance pay, continuation pay, termination or indemnification Contracts between Seller and any Seller Personnel who is involved in the operation of the Business. Seller has correctly classified (1) each Person who has ever provided services to the Business as an employee or independent contractor of Seller in accordance with all applicable Laws; and (2) each Business Employee as exempt or non-exempt from the coverage of the Fair Labor Standards Act and all similar state Laws.
(b)    Seller is not, and as of the Closing Date will not be, delinquent in payments to any Seller Personnel who is involved in the operation of the Business for any wages, salaries, commissions, bonuses, benefits or other compensation for any services performed by them to date or through the Closing Date or any amounts required to be reimbursed to any such Seller Personnel or any post-employment or post-engagement obligations of any type. Upon termination of employment or engagement of any Business Employee or consultant of Seller who is involved in the operation of the Business (“Business Consultant”), neither Buyer nor any of its Affiliates will, by reason of anything done prior to the Closing, be liable to any such employee or consultant for so-called “severance pay” or any other similar payments, and to Seller’s Knowledge, no circumstances currently exist or are expected to exist whereby any current or former Business Employee or Business Consultant of Seller may demand payment or compensation in connection with the termination of his or her employment. No current Business Employee or Business Consultant of Seller has informed Seller that such individual intends to terminate his or her employment or engagement with Seller.
(c)    No Representative of Seller has made any representation, promise or guarantee to any Business Employee (i) that Buyer intends to retain or offer to retain any such individual or (ii) regarding the terms and conditions on which Buyer may retain or offer to retain any such individual. There are no Actions pending or, to Seller’s Knowledge, threatened against or involving Seller, the Business or any Acquired Asset by any Seller Personnel. To the Knowledge of Seller, no Seller Personnel involved in the operation of the Business, including any Business Employee, is in violation of any term of any employment, consulting, independent contractor, non-disclosure, non-competition, non-solicitation, inventions assignment or any other Contract (or any other legal obligation such as a trade secrets statute or common law duty of loyalty) with Seller. Seller has complied with all of its obligations under Law with respect to any aspect of the employment or engagement of all current or former Business Employees or Business Consultants of Seller, including with respect to employment practices, terms and conditions of employment, wage and hours, and the health and safety at work of such employees, and there are no claims pending or, to the Knowledge of Seller, threatened by any Person in respect of employment or engagement or any accident or injury.
(d)    Seller has complied with all Laws applicable to the Acquired Assets or the Business relating to wages, hours, discrimination in employment, sexual harassment, civil rights, immigration, worker classification, safety and health and collective bargaining and is not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There are no claims pending or, to the Knowledge of Seller, threatened by any Person arising out of, in respect of or related to his or her employment or engagement with the Business or any work place accident or injury involving the Business or Acquired Assets. There is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, or any alleged violation of any privacy Laws, which has been asserted or, to the Knowledge of Seller, is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which Seller has employed or currently employs a Business Employee or Business Consultant.
(e)    Seller is not, and has never been a party to, bound by, or negotiated any collective bargaining agreement or other Contract with a union, works council or labor organization purporting to represent any Business Employee (collectively, “Union”), and there is not, and has never been any Union representing or purporting to represent any employee of Seller. To the Knowledge of Seller, no Union or group of Business Employees is seeking or has sought to organize Business Employees for the purpose of engaging in collective bargaining. There is not and has never been any threat of a strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Business or the Business Employees. There is no unfair labor practice charge or any other action, complaint, suit, arbitration, inquiry, proceeding or investigation pending before the National Labor Relations Board or any other agency having jurisdiction thereof or, to the Knowledge of Seller, threatened.
(f)    Seller has complied with all Department of Homeland Security, Department of Labor and State Department regulations governing the employment of foreign national workers. Seller has complied with all applicable Laws related to H-1B workers, including the payment of wages and the maintenance of public access files related to the filing of all ETA-9035 Labor Condition Applications. Seller has delivered to Buyer I-9 files for all Business Employees and for all current and former Business Employees with respect to whom I-9 record retention requirements apply. Seller has complied with required I-9 laws and regulations at the time it hired all current and former Business Employees and has not knowingly hired or continued to employ unauthorized workers. Seller has not used the services of any Person for the operation of the Business through a staffing agency, Contract or subcontract knowing that such Person was an unauthorized worker.
(g)    Section 3.13(g) of the Disclosure Schedule sets forth all Employee Benefit Plans under which current or former Business Employees (or their beneficiaries) are eligible to participate or derive a benefit or for which the Acquired Assets may be subject to any Liability. Each Employee Benefit Plan intended to be qualified under Code Section 401(a), and the trust (if any) forming a part thereof, is so qualified and has received a favorable determination letter from the IRS or, with respect to a prototype plan, can rely on a determination letter from the IRS to the prototype plan sponsor. To the Knowledge of Seller, nothing has occurred that would reasonably be expected to cause the loss of such qualification. There are no filings, petitions or applications pending with respect to the Employee Benefit Plans with the IRS, the U.S. Department of Labor or any other Governmental Authority. Each Employee Benefit Plan has been operated in accordance with applicable Law and such plan’s governing documents. No Employee Benefit Plan is maintained for the benefit of employees outside of the United States or is otherwise subject to the laws of any jurisdiction other than the United States or a political subdivision thereof.
(h)    Seller is not and has not ever been (i) a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” within the meaning of Code Section 414(b), (c) or (m), or (ii) required to be aggregated under Code Section 414(o) or (iii) under “common control,” within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections, in each case with any other entity (an “ERISA Affiliate”). None of the Employee Benefit Plans is and Seller and its ERISA Affiliates have not at any time sponsored, contributed to or been obligated to contribute to: (i) a “defined benefit plan” as defined in ERISA Section 3(35); (ii) a pension plan subject to the funding standards of ERISA Section 302 or Code Section 412; (iii) a “multiemployer plan” as such term is defined in ERISA Section 3(37) or Code Section 414(f); (iv) a “multiple employer plan” within the meaning of ERISA Section 201(a) or Code Section 413(a); or (v) a multiple employer welfare arrangement within the meaning of ERISA Section 3(40). There are no Employee Benefit Plans under which welfare benefits are provided to Seller’s employees beyond their retirement or other termination of service, other than coverage mandated by Code Section 4980B, Subtitle B of Title I of ERISA or similar state group health plan continuation Laws, the cost of which is fully paid by such Employees or their dependents. Seller and each ERISA Affiliate has complied with the continuation coverage requirements of Code Section 4980B and Subtitle B of Title I of ERISA. Neither Seller nor any other “disqualified person” or “party in interest,” as defined in Code Section 4975 and Section 3(14) of ERISA, respectively, has engaged in any “prohibited transaction,” as defined in Code Section 4975 or Section 406 of ERISA (which is not otherwise exempt), with respect to any Employee Benefit Plan, nor, to the Knowledge of Seller, has there been any fiduciary violations under ERISA that could subject Seller (or any other Person) to any material penalty or tax under Section 502(i) of ERISA or Code Section 4975.
3.14    Taxes.
(a)    All Taxes payable by Seller have been timely paid, including any Taxes the non-payment of which would result in a Lien on any Acquired Asset, would otherwise adversely affect the Acquired Assets or would result in Buyer becoming liable or responsible therefor.
(b)    All federal, state, local and foreign Tax Returns required to be filed by or on behalf of Seller have been timely filed, and all such Tax Returns are true, complete and correct and have been filed in accordance with all applicable Law; and Seller has not been informed by any jurisdiction that such jurisdiction believes that Seller is or was required to file any Tax Return.
(c)    All Taxes that Seller is or was required by Law to have withheld have been duly withheld or collected and timely paid to the proper Governmental Authority, and Seller has complied with all reporting and recordkeeping requirements.
(d)    No unpaid Tax deficiency has been asserted against Seller or with respect to the Acquired Assets or the Business and Seller has not received notice of any such assertion.
(e)    Seller has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii), and no withholding pursuant to Code Section 1445 will be required in connection with this Agreement or the transactions contemplated hereby. Seller does not maintain a “permanent establishment” in any foreign jurisdiction as that term is defined in any applicable income Tax treaty.
(f)    There are no Liens with respect to Taxes upon any of the Acquired Assets. There is no basis for the assertion of any claims for Taxes which, if adversely determined, would result in the imposition of any Lien on the Acquired Assets or would result in Buyer becoming liable or responsible for such Taxes.
(g)    No Tax Return in respect of any Acquired Assets is currently being audited by any Governmental Authority and no examination or audit of any such Tax Return is currently threatened in writing by any Governmental Authority.
(h)    There is no pending, or to Seller’s knowledge, threatened Action concerning any Tax Liability of Seller.
(i)    Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Seller has not executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of Seller.
3.15    Contracts.
(a)    Section 3.15(a) of the Disclosure Schedule sets forth a complete and accurate list of all of the following Contracts to which Seller is a party or is otherwise bound (and with respect to any oral Contract provides a complete description of the terms of such Contract), in each case, related to the operation of the Business:
(i)    all Contracts with Business Employees, independent contractors and Business Consultants, and all bonus, commission, compensation, pension, insurance, retirement, deferred compensation and other plans, Contracts and other arrangements for the benefit of any Business Employee;
(ii)    all Contracts involving an annual payment from or to any Person (including any vendor or contractor) in excess of $25,000 individually or $50,000 in the aggregate with respect to all Contracts with such Person;
(iii)    all operating and capital leases;
(iv)    all Contracts for the purchase of Products or services from the Business, including a list of all open purchase orders indicating the purchase order number and date, name of purchaser and dollar amount of the purchase order;
(v)    all Contracts with any Affiliate, member, manager, director, officer or employee of Seller or any family member or relative or Affiliate of any Seller Parent, manager, director, officer or employee;
(vi)    all Contracts that grant to any Person any preferential rights to purchase any of the Products or services of the Business or otherwise grants any kind of “most favored nation” status to any Person;
(vii)    all joint venture, partnership, strategic alliance or other Contracts involving a share of profits or losses with another Person;
(viii)    all Contracts that contain a covenant not to compete or other covenant restricting the research, development, marketing, sale or other activities of Seller or any successor of the Business (including Buyer) in any line of business or with any Person or in any geographic area or during any period of time, or that limit or restrict the sale or distribution of any Products or services relating to the Business or the Acquired Assets, or that purport to do any of the foregoing;
(ix)    all Contracts pursuant to which Seller has granted or received exclusive marketing, sales or other rights relating to any Product, service or territory;
(x)    all Government Contracts;
(xi)    all sales, agency, representative or similar Contracts;
(xii)    all Contracts under which Seller subcontracts services to a third party;
(xiii)    all Contracts granting or permitting any Lien on any of the Acquired Assets;
(xiv)    all Contracts relating in whole or in part to any Business Intellectual Property;
(xv)    all Contracts that provide for the indemnification by the Seller of any Person or the assumption Tax, environmental or other Liability of any Person;
(xvi)    all Contracts outside the ordinary course of business; and
(xvii)    any other agreement, Contract, lease, license, commitment or instrument to which Seller is a party or by or to which Seller or any of the Acquired Assets is bound or subject, which has an aggregate future liability to any Person in excess of $25,000 individually or $100,000 in the aggregate and is not terminable by Seller by notice of not more than thirty (30) days for a cost of less than $50,000.
Seller has delivered to Buyer complete and accurate copies of all Assigned Contracts and all Contracts listed in Section 3.15(a) of the Disclosure Schedule, including all amendments and other changes thereto.
(b)    Seller is not in material breach or default under the terms of any Assigned Contract, and there exists no event, condition or occurrence that (with or without due notice or lapse of time, or both) would constitute such a breach or default, nor has Seller received any notice of any breach or default or alleged breach or default under any Assigned Contract. To the Knowledge of Seller, no other party to any Assigned Contract is in breach or default under the terms thereof, and, to the Knowledge of Seller, there exists no event, condition or occurrence that (with or without due notice or lapse of time, or both) would constitute such a breach or default by any such party, nor has Seller received any notice of any breach or default by any such party. The Assigned Contracts have been entered into in the ordinary course of business consistent with past practice, are in full force and effect and are valid and binding obligations of Seller and, to the Knowledge of Seller, the other parties thereto. Seller has not received any notice from any other party to an Assigned Contract of the termination or threatened termination thereof, or of any claim, dispute or controversy with respect thereto, nor, to the Knowledge of Seller, is there any basis therefor. No consent of, or notice to, any third party is required under any Assigned Contract as a result of or in connection with, and neither the enforceability nor any of the terms or provisions of any Assigned Contract will be affected in any manner by, the execution, delivery and performance of this Agreement or any Related Agreement, or the transactions contemplated hereby or thereby.
3.16    Transactions with Affiliates. Section 3.16 of the Disclosure Schedule lists all Contracts or transactions to or by which Seller or any of its Affiliates, on the one hand, and any of its stockholders, managers, officers, directors or employees or, to the Knowledge of Seller, any family members or Affiliate of any Seller Parent, officer, director or employee, on the other hand, are or have been a party or otherwise bound or affected and that were entered into since January 1, 2016 or that are currently pending or in effect, in each case, related to or affecting the Business or the Acquired Assets. Neither Seller or any of its Affiliates, nor any officer, director or employee of Seller or any of its Affiliates, nor, to the Knowledge of Seller, any family member or Affiliate of any such officer, director or employee, (a) owns, directly or indirectly, any interest in (i) any asset or other property used in or held for use in connection with the operation of the Business, including the Acquired Assets or (ii) any Person that is a customer, vendor or competitor of the Business, (b) serves as an officer, director or employee of any Person that is a customer, vendor or competitor of the Business or (c) is a debtor or creditor of the Business. For purposes of this Section 3.16, the term “Affiliates” of Seller, shall include UpStart Power, Inc., a Delaware corporation.
3.17    Insurance. Seller, the Business and the Acquired Assets are, and will through the Closing Date be, insured with reputable insurers against risks normally insured against by similar businesses under similar circumstances. Section 3.17 of the Disclosure Schedule identifies each insurance policy maintained by Seller (the “Seller Insurance Policies”) and identifies any claims made thereunder (or under any predecessor policy) that have been asserted within the past three (3) years or that remain unresolved as of the date of this Agreement and, in each case, relate to the Business. The Seller Insurance Policies are in full force and effect, all premiums due thereon have been paid on a timely basis and the Seller is not in breach or default thereunder. The Seller Insurance Policies are sufficient for the Seller to conduct the Business as it is currently conducted and currently proposed to be conducted. Seller has not, during the past three (3) years, (a) had any policy of insurance revoked or rescinded by a carrier, (b) failed to give any notice or present any claim under any insurance policy in due and timely fashion or (c) received written notice that a carrier has denied, disputed or reserved its rights with respect to coverage under any Seller Insurance Policy.
3.18    Intellectual Property.
(a)    Section 3.18(a) of the Disclosure Schedule sets forth a complete and accurate list of all Trademarks (including unregistered Trademarks) and internet domain names comprising Business Intellectual Property, indicating for each, the applicable jurisdiction, registration number (or application number), and date issued (or date filed), and status (including the next action or payment and date due). Except as set forth on Schedule 1.1(e), there are no United States or foreign Patents or registered Copyrights used, or held for use, by Seller for the operation of the Business. All registered and applied for Trademarks included in the Business Intellectual Property are in compliance with all legal requirements (including the timely filing of responses, statements or affidavits of use and incontestability and renewal applications and required fees), are valid and enforceable, and are not subject to any fees, responses or actions falling due within one hundred eighty (180) days after the Closing Date. No such Trademark has been or is now involved in any cancellation proceeding before the United States Patent and Trademark Office or any similar foreign authority and, to the Knowledge of Seller, no such Action is threatened with respect to any of such Trademarks. All Trademarks included in the Business Intellectual Property have been in continuous use by Seller since they were first used by Seller. There has been no prior use of such Trademarks by any Person that would confer upon such Person superior rights in such Trademarks; and the registered Trademarks have been continuously used in the form appearing in, and in connection with the goods and services listed in their respective registration certificates or identified in their respective pending applications. No copyrightable work included in the Business Intellectual Property has been or is now involved in any litigation. To the Knowledge of Seller, there are no Trademarks of any third party potentially conflicting with the Trademarks included in the Business Intellectual Property.
(b)    Section 3.18(b) of the Disclosure Schedule sets forth a complete and accurate list of all agreements relating to Business Intellectual Property and all license agreements granting any right to use or practice any rights under any Business Intellectual Property (“Licensed Intellectual Property”), whether Seller is the licensee or licensor thereunder, and any assignments, consents, forbearances to sue, judgments, Orders, settlements, indemnification or similar obligations relating to any Licensed Intellectual Property to which Seller is a party or otherwise bound (collectively, the “IP Agreements”), indicating for each the title, the parties, the date executed, whether or not it is exclusive and the Licensed Intellectual Property covered thereby.
(c)    To the Knowledge of Seller, Seller is the sole and exclusive owner of the entire and unencumbered right, title, and interest in and to the Business Intellectual Property and the Business Intellectual Property is free and clear of any covenants not to sue, Liens, pledges, joint ownership obligations and duties, security interests, judgments, Orders, or any determination of an arbiter placed by Seller or placed upon Seller’s interest. The Business Intellectual Property constitutes all of the Intellectual Property used in or necessary for the conduct of the Business as currently conducted and as proposed to be conducted, except for software used in connection with the Business and set forth on Section 3.18(b) of the Disclosure Schedule.
(d)    No royalties, honoraria or other fees are payable to any third parties for the use of or right to use any Business Intellectual Property. All inventions, discoveries, Trade Secrets, ideas and works, whether or not patented or patentable or otherwise protectable under Law, created, prepared, developed or conceived by employees of Seller are the exclusive property of Seller and were either created, prepared, developed or conceived by (i) employees within the scope of their employment or (ii) by independent contractors who have duly assigned their rights to Seller pursuant to enforceable written agreements.
(e)    To the Knowledge of Seller, the operation of the Business and the use of the Business Intellectual Property in connection therewith has not, does not or will not, when conducted in substantially the same manner following the Closing, infringe upon, violate, misappropriate or make unlawful use of any Intellectual Property or other rights of any other Person or constitute unfair trade practices. Seller has not received notice of any allegation that the use of any Business Intellectual Property or the conduct of the Business as currently conducted or proposed to be conducted would infringe upon, violate, misappropriate or make unlawful use of any Intellectual Property or other rights of any other Person, nor is Seller aware of any basis for such a claim. To the Knowledge of Seller, no Person is misappropriating, infringing, violating or making unlawful use of any Business Intellectual Property, nor is Seller aware of any basis for such a claim. There is no Action pending or, to the Knowledge of Seller, threatened alleging that the conduct of the Business infringes upon, violates or constitutes the unauthorized use of the Intellectual Property or other rights of any other Person, nor is Seller aware of any basis for such a claim. Seller has not threatened to bring or brought any Action regarding the ownership, use, validity or enforceability of any Business Intellectual Property.
(f)    The consummation of the transactions contemplated hereby will not require Seller to grant to any third party any right to any Business Intellectual Property or obligate Seller to pay any royalties or other amounts to any third party in excess of any amounts payable to such third parties prior to the Closing, nor will the consummation of the transactions contemplated hereby require the approval or consent of any Governmental Authority or other Person in respect of any Business Intellectual Property.
(g)    Section 3.18(g) of the Disclosure Schedule lists all Software (other than off-the-shelf or shrink wrap software) which is owned, licensed or otherwise used by Seller for the operation of the Business and indicates whether such Software is subject to an escrow agreement and/or IP Agreement and, if so, indicates where such Software is held in escrow and identifies such IP Agreement. All owned Software, and, to the Knowledge of Seller, all Software licensed from third parties by Seller, in each case, related to the operation of the Business, is free from any material defect or programming or documentation error, operates and runs in a reasonable and efficient business manner, conforms to the specifications thereof, if applicable, and, with respect to the owned Software, the applications can be compiled from their associated source code without undue burden. Seller has delivered to Buyer all required documentation relating to the use, maintenance and operation of the Software described herein. No rights in such Software have been transferred to any third party.
(h)    All of the copyrightable materials incorporated in, underlying or used with the Business or the Acquired Assets have been created by employees of Seller within the scope of their employment by Seller or by independent contractors of Seller who have executed agreements expressly assigning all right, title and interest in such copyrightable materials to Seller. No portion of such copyrightable material was jointly developed with any third party.
(i)    Seller has taken all reasonable steps in accordance with normal industry practice to protect the Business Intellectual Property, including all rights in confidential information and Trade Secrets included in the Business Intellectual Property. Except pursuant to enforceable confidentiality obligations in favor of Seller, there has been no disclosure to any third of any confidential information or Trade Secrets included in the Business Intellectual Property. To Knowledge of Seller, no current or former employee, consultant, contractor or potential partner or investor of Seller is in unauthorized possession of any of the confidential information, Trade Secrets or Software included in the Business Intellectual Property. Section 3.18(i) of the Disclosure Schedule identifies the custodians of all Trade Secrets that are material to the Business. Seller has required any employee or third party with access to any Business Intellectual Property or Seller confidential information to execute enforceable contracts requiring them to maintain the confidentiality of such information and use such information only for the benefit of the Seller and the Business. All current and former employees and contractors of Seller who contributed to the Business Intellectual Property or confidential information that is incorporated in any Product or service of the Business have executed enforceable contracts that assign to Seller all of such Person’s respective rights, including Intellectual Property rights relating to such Product or service.
(j)    Section 3.18(j) of the Disclosure Schedule describes all databases and organized or structured collections of data used by Seller in the operation of the Business (the “Databases”). Following the Closing, the Databases will have at least the same information and functionality as exists prior to the Closing. No Person (other than Seller) has any right, title or interest in or to any of the information contained in any of the Databases and Seller has not sold, assigned, leased, transferred, permitted the use of or otherwise disclosed to any Person any information contained in any of the Databases. Seller has complied and is in compliance with all applicable privacy Laws, and all information contained in the Databases has been collected, used and maintained in accordance with all applicable privacy Laws. Seller has the right to sell and assign all of its rights in and to the Databases and all information contained therein, and any such sale and assignment will not violate any privacy policy applicable to the information contained therein at the time it was collected.
(k)    Section 3.18(k) of the Disclosure Schedule lists all open source computer code contained in or used in the development of Business Intellectual Property. Except as disclosed in Section 3.18(k) of the Disclosure Schedule, none of the Business Intellectual Property, contains, or is dependent on any open source computer code, and none of the Business Intellectual Property is subject to any IP Agreements or other contractual obligation that would require Seller to divulge to any Person any source code or trade secret that is part of the Business Intellectual Property.
3.19    Privacy.
(a)    The use and dissemination by Seller of any Personal Data in the operation of the Business is in compliance with Seller’s privacy policies and terms of use, industry standards, all applicable Laws (including GDPR), and all Contracts to which Seller is bound. Seller has delivered to Buyer true and complete copies of all privacy policies that have been used by Seller in the operation of the Business in the past three (3) years.
(b)    Seller maintains policies and procedures regarding data security and privacy and maintains administrative, technical and physical safeguards that are commercially reasonable and, in any event, in compliance with industry standards, all applicable Laws and all Contracts to which the Business and the Acquired Assets are bound. Seller has delivered to Buyer true and complete copies of all such policies. Seller has complied at all times with the terms of all Contracts to which Seller is a party relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage, or safeguarding of Personal Data).
(c)    During the six (6)-year period preceding the date hereof, there have been no security breaches relating to, or violations of, any security policy or related Laws regarding, or any unauthorized access disclosure, or use of, any data or information used by Seller, including Personal Data. No notice has been provided to Seller by any Person of any security breach relating to Personal Data. No Person (including any Governmental Authority) has commenced any Action relating to Seller’s information privacy or data security practices, or to the Knowledge of Seller, threatened any such Action or made any complaint, investigation, or inquiry relating to such practices.
(d)    Seller has taken all required steps to limit access to Personal Data to: (i) those employees of Seller and third-party vendors providing services to or on behalf of Seller who have a need to know such Personal Data in the execution of their duties to Seller; and (ii) such other Persons permitted to access such Personal Data in accordance with the privacy policies and terms of use, industry standards, all applicable Laws and all Contracts to which Seller is bound.
(e)    Section 3.19(e) of the Disclosure Schedule lists all Contracts of Seller related to the Business, that restrict, prohibit or limit in any manner Seller’s extracting, aggregating or free and clear use of, or the de-identification or anonymization of, or the taking of any other such actions with respect to, customer data by Seller, or that restrict, prohibit or limit in any manner any secondary use of customer data, de-identified or otherwise, including, without limitation, Contracts that limit the free and clear use of customer data for purposes of the primary Contract or requiring customer permission for de-identification or secondary use.
3.20    Inventory. All inventory of the Business, whether or not reflected in the Interim Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All inventory of the Business is owned by Seller free and clear of all Liens, and no inventory of the Business is held on a consignment basis. The quantities of each item of inventory of the Business (whether raw, sub-assemblies, or finished goods) are not excessive, but are reasonable and consistent with the past practice of the Business. No such inventory is or will be expired or out of specification when transferred to Buyer.
3.21    Accounts Receivable; Accounts Payable.
(a)    All accounts receivable of the Business, including all accounts receivable included in the Acquired Assets, (i) have arisen from bona fide transactions in the ordinary course of business consistent with past practice, (ii) represent valid and enforceable obligations, (iii) are without offset or counterclaim, and (iv) are owned by Seller free and clear of all Liens. No discount or allowance from any such receivable has been made or agreed to and none represents billings prior to actual sale of goods or provision of services. There is no obligor of any such account receivable that has refused or threatened to refuse to pay its obligations for any reason and, to Seller’s Knowledge, no such obligor has been declared bankrupt by a Court of competent jurisdiction or is subject to any bankruptcy proceeding. Section 3.21(a) of the Disclosure Schedule sets forth a complete and accurate accounts receivable aging report dated within five (5) days as of the date hereof.
(b)    All accounts payable and accrued expenses of Seller have arisen only from bona fide transactions in the ordinary course of business consistent with past practice, and no such account payable or accrued expense is, or as of the Closing Date will be, delinquent in its payment. Section 3.21(b) of the Disclosure Schedule is a complete and accurate accounts payable aging report as of the date hereof.
3.22    [Intentionally deleted.]
3.23    Books and Records. The books and records of Seller which have been delivered or made available to Buyer are complete and accurate.
3.24    Relationships with Customers and Suppliers. Section 3.24 of the Disclosure Schedule sets forth a true, correct and complete list of (a) the top twenty (20) customers of the Business by net revenue for each of the years ended December 31, 2016 and December 31, 2017 (the “Top Customers”) and (b) the top ten (10) suppliers of the Business by amounts payable for each of the years ended December 31, 2016 and December 31, 2017 (the “Top Suppliers”). There are not, and have not been during the two (2)-year period preceding the date hereof, any material disputes with any Top Customer or Top Supplier. No Top Customer has (i) cancelled or otherwise terminated any Contract in connection with the Business prior to the expiration of such Contract’s term, (ii) cancelled or has threatened to cancel or otherwise terminate its relationship with Seller, (iii) reduced or has threatened to reduce its purchases from Seller or (iv) has sought or is seeking to change the amount payable to Seller in connection with the purchase of products or services, or has notified Seller of any intention to do any of the foregoing, including after the consummation of the transactions contemplated hereby. Except as described in Section 3.24 of the Disclosure Schedule, Seller has not received any notice that and has no Knowledge of any Top Supplier planning or threatening to stop or materially decrease the rate of business done with, or materially increase the prices charged to, the Seller.
3.25    Government Contracts.Section 3.25(a) of the Disclosure Schedule sets forth a true, correct and complete list of each Government Contract related to the Business that is currently in effect or which remains open to audit periods.
(a)    Section 3.25(b) of the Disclosure Schedule sets forth a true, correct and complete list of each outstanding bids of the Business, including Government Bids, for which an award has not been issued prior to the date hereof.
(b)    Except as set forth in Section 3.25(c) of the Disclosure Schedule, (i) Seller has complied in all material respects with all applicable Laws applicable and pertaining to each Government Contract and each Government Bid related to the Business; (ii) all facts set forth in or acknowledged by Seller in any disclosure statements, representations, warranties or certifications made by Seller with respect to any Government Contract or Government Bid related to the Business were correct, current and complete as of their submission date; (iii) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect, has been issued, or has been threatened, with respect to any Government Contract or Government Bid related to the Business; (iv) no material cost incurred or invoice rendered by Seller pertaining to any Government Contract related to the Business is currently being questioned or challenged by any Governmental Authority or any other Person, has been disallowed (and Seller has no reason to believe that any cost or invoice will be disallowed) by any Governmental Authority or, to the Knowledge of Seller, has been or now is, the subject of an investigation; (v) no material amount of money due to Seller, under any Government Contract or Government Bid related to the Business has been withheld or set off or been threatened to be withheld or set off nor has any claim been made to withhold or set off money; and (vi) all invoices and claims, including requests for progress payments and provisional cost payments, submitted by Seller to any Governmental Authority with respect to any Government Contract or Government Bid related to the Business were correct and complete in all material respects as of their submission date.
(c)    Except as set forth in Section 3.25(d) of the Disclosure Schedule, there have not been and there currently do not exist (i) any outstanding claims or requests for equitable adjustment against Seller by any Governmental Authority or by any prime contractor, higher or lower tier subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid; (ii) any material outstanding disputes between Seller, on the one hand, and any Governmental Authority, or between Seller, on the one hand, and any prime contractor, higher or lower tier subcontractor, vendor or other third party, on the other hand, arising under or relating to any Government Contract or Government Bid related to the Business and (iii) no fact exists which, to the Knowledge of Seller, would be reasonably likely to result in a material dispute in the future.
(d)    Except as set forth in Section 3.25(e) of the Disclosure Schedule, neither Seller nor its respective managers, directors or officers, employees, consultants or agents is, or has been, debarred, suspended or excluded from participation in, or the award of, Contracts or doing business with any Governmental Authority. To the Knowledge of Seller, no circumstances exist that would reasonably be expected to warrant debarment or suspension of ineligibility in connection with any Governmental Contract of Government Bid.
(e)    Except as set forth in Section 3.25(f) of the Disclosure Schedule, Seller’s cost accounting system and procurement systems and the associated entries reflected in Seller’s financial records with respect to the Government Contracts and Government Bids are in compliance in all material respects with applicable Laws and regulations.
3.26    Product and Service Guarantees. Except as set forth in Section 3.26 of the Disclosure Schedule, no product or service guaranties or warranties have been authorized or made (whether orally or in writing) with respect to the Business or any Product sold or service delivered or provided in connection with the Business by Seller. There are no claims outstanding, pending or, to the Seller’s Knowledge, threatened for breach of any express or implied warranty relating to any product, deliverable or service sold, delivered or provided by Seller. To the Knowledge of Seller, there is no material design defect with respect to any of the Products.
3.27    No Brokers. Except as set forth in Section 3.27 of the Disclosure Schedule, neither Seller nor any of its Representatives has employed or engaged, either directly or indirectly, or incurred or will incur any Liability to or is subject to any claim of, any broker, finder, investment banker or other agent or intermediary in connection with the transactions contemplated by this Agreement.
3.28    [Intentionally deleted.]
3.29    No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement (including the related sections of the Disclosure Schedule) or any Related Agreement and except in the case of Fraud, neither Seller nor Seller Parent has made or makes any other express or implied representation or warranty, either written or oral, on behalf of either Seller or Seller Parent, including as to the future revenue, profitability or success of the Business, or any representation or warranty arising from statute or otherwise in law.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARENT
The Seller Parent represents and warrants to Buyer that the representations and warranties contained in this Article IV are true, complete and correct as of the date hereof and as of the Closing Date.
4.1    Shares. The Seller Parent is the lawful, record and beneficial owner of, and has good and marketable title to, all of the shares of Ballard Power Corporation, with the full power and authority to vote such shares. Ballard Power Corporation is the lawful, record and beneficial owner of, and has good and marketable title to, all of the Shares, with the full power and authority to vote such Shares.
4.2    Binding Obligation. This Agreement has been duly and validly executed and delivered by the Seller Parent, and each Related Agreement to which the Seller Parent is a party, when executed and delivered by Seller Parent, is or will be duly and validly executed and delivered by Seller Parent. This Agreement and each Related Agreement to which Seller Parent is a party constitutes, or will constitute, a legal, valid and binding obligation of the Seller Parent, enforceable against the Seller Parent in accordance with its respective terms, except (a) as limited by applicable bankruptcy, insolvency and other Laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
4.3    Consents and Approvals. The execution and delivery by such Seller Parent of this Agreement, the Related Agreements to which Seller Parent is a party or any other instrument or document required by this Agreement or any such Related Agreement to be executed and delivered by Seller Parent do not, and the performance of this Agreement, the Related Agreements and any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller Parent shall not, require Seller Parent to provide notice to, obtain any consent of or take any other action in respect of any Person or obtain Approval of, observe any waiting period imposed by, make any filing with or notification to, or take any other action in respect of any Governmental Authority.
4.4    No Violation. The execution and delivery by Seller Parent of this Agreement, the Related Agreements to which the Seller Parent is a party or any other instrument or document required by this Agreement or any such Related Agreement to be executed and delivered by the Seller Agreement do not, and the performance of this Agreement, the Related Agreements to which Seller Parent is a party or any other instrument or document required by this Agreement and/or any such Related Agreement to be executed and delivered by Seller Parent will not, (a) conflict with or violate any Law or Order applicable to Seller Parent or by which Seller Parent is bound or affected or (b) conflict with or result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a breach, violation or default) under, or impair the rights of Seller Parent or alter the rights or obligations of any third party under, or result in or give to others any rights of termination, amendment, modification, acceleration or cancellation of any Contract or other instrument or obligation to which Seller Parent is a party or is otherwise bound, or any Approval to which Seller Parent is a party or by which Seller Parent or any of Seller Parent’s properties are bound or affected, in any case, except where such conflict, breach, violation or rights would not reasonably be likely to have a material adverse effect on Seller Parent’s ability to consummate the transactions contemplated hereby.
4.5    No Brokers. Except as set forth in Section 3.27 of the Disclosure Schedule, neither Seller Parent nor any of Seller Parent’s Representatives has employed or engaged, either directly or indirectly, or incurred or will incur any Liability to or is subject to any claim of, any broker, finder, investment banker or other agent or intermediary in connection with the transactions contemplated by this Agreement.
4.6    Litigation. There is no Action pending or, to the knowledge of Seller Parent, threatened by or against or affecting Seller Parent that would (a) give any Person the right to enjoin or rescind the transactions contemplated by this Agreement or (b) otherwise prevent Seller Parent from (i) executing and delivering this Agreement or the Related Agreements to which Seller Parent is a party or (ii) performing Seller Parent’s obligations pursuant to, or observing any of the terms and provisions of, this Agreement or the Related Agreements to which Seller Parent is a party.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Seller and Seller Parent that the representations and warranties contained in this Article V are true, complete and correct as of the date hereof and as of the Closing Date.
5.1    Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.
5.2    Authorization; Binding Obligation. Buyer has all necessary corporate power and authority to execute and deliver this Agreement and each Related Agreement to which it is a party and each other instrument or document required to be executed and delivered by it pursuant to this Agreement or any such Related Agreement, to perform all of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and each Related Agreement to which it is a party, the performance of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or any Related Agreement to which it is, or will become, a party or to consummate the transactions so contemplated herein and therein. This Agreement has been duly and validly executed and delivered by Buyer, and each Related Agreement to which Buyer is a party, when executed and delivered by Buyer, is or will be duly and validly executed and delivered by Buyer, and this Agreement constitutes, and each Related Agreement to which Buyer is or will become a party when executed and delivered by Buyer constitutes or will constitute, a legal, valid, and binding obligation of Buyer enforceable against Buyer in accordance with its respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
5.3    Consents and Approvals. Except as set forth in Section 5.3 of the Disclosure Schedule, the execution and delivery by Buyer of this Agreement, the Related Agreements to which Buyer is a party or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Buyer do not, and the performance of this Agreement, the Related Agreements to which Buyer is a party and any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Buyer shall not, require Buyer to provide notice to, obtain any Approval of or take any other action in respect of any Person or obtain consent of, observe any waiting period imposed by, make any filing with or notification to, or take any other action in respect of any Governmental Authority.
5.4    No Violation. Except as set forth in Section 5.4 of the Disclosure Schedule, the execution and delivery by Buyer of this Agreement, the Related Agreements to which Buyer is a party or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Buyer do not, and the performance of this Agreement, the Related Agreements to which Buyer is a party or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Buyer will not, (a) conflict with or violate the Organizational Documents of Buyer, (b) conflict with or violate any Law or Order applicable to Buyer or (c) result in a breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, any material Contract to which Buyer is a party, in any case, except where such conflict or breach would not reasonably be likely to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.
5.5    No Brokers. Buyer has not employed or engaged, either directly or indirectly, or incurred or will incur any Liability to or is subject to any claim of, any broker, finder, investment banker or other agent or intermediary in connection with the transactions contemplated by this Agreement.
5.6    Legal Proceedings. There is no Action pending or, to the knowledge of Buyer, threatened by or against or affecting Buyer that would (a) give any Person the right to enjoin or rescind the transactions contemplated by this Agreement or (b) otherwise prevent Buyer from (i) executing and delivering this Agreement or the Related Agreements to which it is a party or (ii) performing Buyer’s obligations pursuant to, or observing any of the terms and provisions of, this Agreement or the Related Agreements to which it is a party.
ARTICLE V.I

REPRESENTATIONS AND WARRANTIES OF GUARANTOR
Guarantor hereby represents and warrants to Seller and Seller Parent that the representations and warranties contained in this Article V.I are true, complete and correct as of the date hereof and as of the Closing Date.
5.1.1    Shares. Guarantor is the sole member of Buyer.
5.1.2    Binding Obligation. This Agreement has been duly and validly executed and delivered by Guarantor, and each Related Agreement to which Guarantor is a party, when executed and delivered by Guarantor, is or will be duly and validly executed and delivered by Guarantor. This Agreement and each Related Agreement to which Guarantor is a party constitutes, or will constitute, a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its respective terms, except (a) as limited by applicable bankruptcy, insolvency and other Laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
5.1.3    Consents and Approvals. The execution and delivery by Guarantor of this Agreement, the Related Agreements to which Guarantor is a party or any other instrument or document required by this Agreement or any such Related Agreement to be executed and delivered by Guarantor do not, and the performance of this Agreement, the Related Agreements and any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Guarantor shall not, require Guarantor to provide notice to, obtain any consent of or take any other action in respect of any Person or obtain Approval of, observe any waiting period imposed by, make any filing with or notification to, or take any other action in respect of any Governmental Authority.
5.1.4    No Violation. The execution and delivery by Guarantor of this Agreement, the Related Agreements to which Guarantor is a party or any other instrument or document required by this Agreement or any such Related Agreement to be executed and delivered by Guarantor Agreement do not, and the performance of this Agreement, the Related Agreements to which Guarantor is a party or any other instrument or document required by this Agreement and/or any such Related Agreement to be executed and delivered by Guarantor will not, (a) conflict with or violate any Law or Order applicable to Guarantor or by which Guarantor is bound or affected or (b) conflict with or result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a breach, violation or default) under, or impair the rights of Guarantor or alter the rights or obligations of any third party under, or result in or give to others any rights of termination, amendment, modification, acceleration or cancellation of any Contract or other instrument or obligation to which Guarantor is a party or is otherwise bound, or any Approval to which Guarantor is a party or by which Guarantor or any of Guarantor’s properties are bound or affected, in any case, except where such conflict, breach, violation or rights would not reasonably be likely to have a material adverse effect on Guarantor’s ability to consummate the transactions contemplated hereby.
5.1.5    Litigation. There is no Action pending or, to the knowledge of Guarantor, threatened by or against or affecting Guarantor that would (a) give any Person the right to enjoin or rescind the transactions contemplated by this Agreement or (b) otherwise prevent Guarantor from (i) executing and delivering this Agreement or the Related Agreements to which Guarantor is a party or (ii) performing Guarantor’s obligations pursuant to, or observing any of the terms and provisions of, this Agreement or the Related Agreements to which Guarantor is a party.
ARTICLE VI

COVENANTS
6.1    Conduct of Business Pending Closing.
(a)    Seller and Seller Parent covenant and agree that, between the date hereof and the Closing Date, or the earlier termination of this Agreement, except as Buyer shall otherwise consent in writing, Seller shall, and Seller Parent shall cause Seller to:
(i)    conduct the Business only in, and shall not take any action except in, the ordinary course of business and in a manner consistent with past practice;
(ii)    preserve intact the Acquired Assets in the ordinary course of business and in a manner consistent with past practice;
(iii)    use its commercially reasonable efforts to keep available the services of the employees (including the Transferred Employees) and consultants of Seller;
(iv)    use its commercially reasonable efforts to maintain in effect the Assigned Contracts;
(v)    maintain in effect the Business Licenses (if any) in accordance with the terms thereof and renew any Business License that would otherwise expire pursuant to the terms thereof between the date of this Agreement and the Closing; and
(vi)    use its commercially reasonable efforts to preserve the present relationships of the Business with customers, vendors and other Persons with which the Business has business relations, including providing service to customers in the ordinary course of business and in a manner consistent with past practice.
(b)    Without limiting the foregoing clause (a), Seller and Seller Parent covenant and agree that, between the date hereof and the Closing Date, or the earlier termination of this Agreement, except as Buyer shall otherwise consent in writing, Seller shall not, and Seller Parent shall cause Seller not to, take any action or agree to take any action of the type listed in Section 3.10.
6.2    Cooperation; Approvals, Filings and Consents.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable to consummate the transactions contemplated hereby and to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article VII, as applicable to each of them.
(b)    Seller and Buyer shall, as promptly as practicable, use commercially reasonable efforts to obtain all necessary Approvals from Governmental Authorities and make all other necessary registrations and filings under applicable Law required to be obtained or made by each of them in connection with the authorization, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, including any requisite filings with (i) CFIUS, (ii) the U.S. Defense Security Service, (iii) submission of notification of the transactions contemplated by this Agreement to the U.S. Department of State pursuant to International Traffic in Arms Regulations (ITAR), and (iv) any other registration or filing required under applicable Law. The parties agree that “commercially reasonable efforts” shall not require Buyer to litigate with any Governmental Authority, or to divest any assets (including after the Closing).
(c)    Seller shall use its commercially reasonable efforts to obtain as promptly as practicable all other consents from third parties that, in the reasonable discretion of Buyer, are necessary or desirable for the consummation of the transaction contemplated by this Agreement (“Third Party Consents”), including those Third Party Consents set forth on Schedule 6.2(c).
6.3    Access to Information. Prior to the Closing Date and upon reasonable notice, Seller shall afford to the Representatives of Buyer reasonable access during normal working hours to all of its properties, books, Contracts and records, and Seller shall furnish promptly to Buyer all information concerning its properties, books, Contracts, records and personnel, as Buyer may reasonably request. Seller shall make available to the Representatives of Buyer upon the reasonable request of Buyer and during normal working hours all officers, employees, accountants, counsel and other Representatives of Seller as Buyer may reasonably request. Seller shall use its commercially reasonable efforts to make available to the Representatives of Buyer, upon the reasonable request of Buyer, such customers of the Business or other Persons with whom Seller maintains a similar business or commercial relationship with respect to the Acquired Assets or the Business. No investigation pursuant to this Section 6.3 or otherwise (including prior to the date hereof) shall in any way affect or diminish any representations, warranties, covenants or agreements (including indemnification obligations) of Seller or Seller Parent or the conditions to the obligations of any party hereto to consummate the transactions contemplated hereby.
6.4    Notice of Certain Events.
(a)    During the period from the date hereof until the Closing or the earlier termination of this Agreement, Seller and Seller Parent shall promptly notify Buyer in writing of (i) the discovery by Seller or Seller Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by Seller or Seller Parent in this Agreement, (ii) any Action, event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that causes or constitutes, or could reasonably be expected to cause or constitute, an inaccuracy in or breach of any representation or warranty made by Seller or Seller Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such Action, event, condition, fact or circumstance or (B) such Action, event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement, (iii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or may reasonably be expected to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement to not be satisfied, and (iv) any breach of any covenant or obligation of Seller or Seller Parent. If any event, condition, fact or circumstance that is required to be disclosed pursuant to this Section 6.4 requires any change in the Disclosure Schedule, Seller shall promptly deliver to Buyer an update to the Disclosure Schedule specifying such change, provided that, no such update shall be deemed to supplement or amend the Disclosure Schedule for the purpose of determining the accuracy of any of the representations and warranties made by Seller or Seller Parent in this Agreement, including for purposes of Article VII or Article VIII, or constitute a modification or waiver of any condition to the obligations of any party hereto to consummate the transactions contemplated hereby.
(b)    Without limiting the provisions of Section 6.4(a), prior to the Closing Date or the earlier termination of this Agreement, Seller shall give prompt written notice to Buyer of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Authority in connection with any Approval regarding the transactions contemplated by this Agreement, (iii) any Action commenced or threatened relating to or involving or otherwise affecting any Acquired Assets or the Business or the transactions contemplated by this Agreement, (iv) the occurrence of a breach or default or event that, with notice or lapse of time or both, would or would reasonably be expected to constitute a breach or default under any Assigned Contract or (v) any change, event or circumstance that would reasonably be expected to materially delay or impede the ability of Seller or Seller Parent to consummate the transactions contemplated by this Agreement or to fulfill its or his obligations set forth herein or that could reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
6.5    Public Announcements. Prior to the Closing Date, no party shall issue or permit any of its respective Affiliates to issue any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties hereto, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in this Section 6.5, neither Buyer, Seller, Seller Parent or any of their respective Affiliates shall be prohibited from making any disclosure (a) required by applicable Laws (in which case the party required to make the release or statement shall allow the other parties reasonable time to comment on such release or statement in advance of such issuance to the extent permitted by applicable Laws) or (b) made in connection with the enforcement of any rights or remedies relating to this Agreement or the transactions contemplated hereby. Upon the Closing, Buyer and Seller shall issue a mutually agreed upon press release announcing the transactions contemplated hereby.
6.6    No Solicitation of Other Proposals.
(a)    From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, none of Seller, Seller Parent or any of their respective Affiliates or Representatives (collectively, the “Seller Representatives”), shall directly or indirectly, (i) solicit, facilitate, initiate, entertain, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal, (ii) participate or engage in any discussions or negotiations with, or provide any information to or take any other action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal or any inquiry or communication that might reasonably be expected to result in an Acquisition Proposal or (iii) approve or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. For purposes of this Agreement, the term “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Buyer and its Affiliates and their respective Representatives) relating to the acquisition, merger, recapitalization or share exchange of Seller, or any acquisition or license of any material portion of the assets of the Business, or any purchase of any equity securities or interests (or instruments convertible into equity securities or interests) of Seller, or any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated hereby. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth above by any Seller Representative, whether or not such Person is purporting to act on behalf of Seller, shall be deemed to be a breach of this Section 6.6 by Seller and Seller Parent.
(b)    In addition to the other obligations of Seller set forth in this Section 6.6, Seller and Seller Parent shall promptly (but in no case later than twenty-four (24) hours after receipt) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which would reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.
(c)    Immediately prior to the Closing, Seller and Seller Parent shall request destruction of or retrieve from any other prospective purchaser of the Business or the Acquired Assets any confidential information provided to them, and Seller will at all times enforce against other prospective purchasers its rights under the confidentiality agreements into which it has entered with them.
6.7    Use of Names. From and after the Closing, none of Seller, Seller Parent or any of their respective Affiliates shall use or permit to be used any names or other Trademarks included in the Acquired Assets or any derivations thereof. Without limiting the foregoing, promptly following the Closing, Seller shall change its entity name to eliminate therefrom any name acquired by Buyer hereunder. [Commercially sensitive information redacted]
6.8    Control of Business. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Business prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Business.
6.9    Certain Tax Matters.
(a)    All Taxes imposed or levied by reason of, in connection with or attributable to this Agreement and the Related Agreements or the transactions contemplated hereby and thereby (collectively, “Transfer Taxes”) shall be borne directly by Seller or, if paid by Buyer, Seller shall promptly reimburse Buyer therefor.
(b)    Personal property Taxes assessed for the year of the Closing shall be prorated as of the Closing Date based upon the portion of the Tax year each of Seller and Buyer will have owned the personal property, which proration shall be based upon the latest tax bills available.
(c)    Buyer and Seller shall provide each other with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, application for exemption or refund, audit or other examination by any Governmental Authority or action, suit, proceeding, claim, arbitration or investigation relating to Liability for Taxes in connection with the Acquired Assets.
6.10    [Commercially sensitive information redacted]
6.11    Insurance. Buyer acknowledges and agrees that, from and after the Closing Date, the Acquired Assets shall cease to be insured by any insurance policies or any self-insured programs of Seller.  Notwithstanding the foregoing, to the extent that, following the Closing, (a)(i) there are Seller Insurance Policies insuring against any loss, liability, damage or expense relating to the assets, operations or employees (including former employees) of the Business (“Business Liabilities”) relating to or arising out of acts or omissions occurring or existing on or prior to the Closing and (ii) the Seller Insurance Policies permit claims to be made with respect to such Business Liabilities relating to or arising out of acts or omissions occurring or circumstances existing on or prior to the Closing (such claims, the “Business Claims”) and (b)(i) any such Business Claim is assignable pursuant to the terms of the relevant insurance policy, Seller shall assign such Business Claim to Buyer in accordance with such terms and (ii) any such Business Claim is not assignable pursuant to the terms of the relevant insurance policy, Seller shall submit the Business Claim and any relevant information reasonably required by the insurer with respect to such Business Claim and administer the collection of payment in respect of such Business Claim on behalf of Buyer under the Seller Insurance Policies and provide such payment to Buyer immediately upon receipt.
6.12    Employment Matters.
(a)    On or before the Closing Date, Buyer may contact and have discussions with any employee of Seller and offer employment to any such employee, effective as of the Closing Date, as Buyer may elect on terms acceptable to Buyer. Between the date of this Agreement and the Closing, Buyer shall offer conditional employment to each Business Employee. Buyer’s offers of conditional employment to the Business Employees shall be “at will” and with responsibilities and duties comparable to the responsibilities and duties of those individuals employment with Seller prior to the Closing Date and with base salary and benefits, on a going-forward basis, that are substantially comparable in the aggregate to the base salary and benefits provided by Seller prior to the Closing Date, provided that such employees will be eligible to participate in incentive compensation and bonus plans on the same terms as provided to similarly situated employees of Buyer. Any offer of conditional employment by Buyer to a Business Employee shall be contingent on such employee satisfactorily completing Buyer’s ordinary course employee pre-hire process. Seller shall cooperate with and assist Buyer in such efforts, including providing access to the Business Employees as requested by Buyer (any such Business Employee that accepts employment with Buyer, a “Transferred Employee”). Seller hereby agrees to terminate and consents to the hiring of the Transferred Employees by Buyer and waives in perpetuity, with respect to the employment or engagement by Buyer of the Transferred Employees, any claims or rights Seller may have against Buyer, any of its Affiliates or any such Transferred Employees under any non-competition, confidentiality, employment, assignment of inventions or similar Contract (other than such rights that are assigned to Buyer pursuant to this Agreement). Seller acknowledges and agrees that Buyer shall not have any liability relating to or arising out of the employment of any employee of Seller up to Closing and with respect to the termination of any employee of Seller on or before the Closing Date. Buyer shall not have any liability with respect to any current or former employee of Seller, including any Transferred Employee, arising from such employee’s employment or engagement with Seller or the termination of such employee’s employment or engagement with Seller. Without limiting the generality of the foregoing, from and after the Closing Date, Seller shall retain liability and remain responsible for any and all liabilities in respect of the employees of Seller and their beneficiaries and dependents relating to or arising in connection with or as a result of (i) the employment or engagement or the termination of employment or engagement of any such employee by Seller (including in connection with the consummation of the transactions contemplated by this Agreement); (ii) the participation in or accrual of benefits or compensation under, or the failure to participate in or to accrue compensation or benefits under, or the operation and administration of, any Employee Benefit Plan; and (iii) accrued but unpaid salaries, wages, bonuses, commissions, incentive compensation, vacation or sick pay or other compensation or payroll items (including, without limitation, deferred compensation) relating to such individual’s employment by or engagement with Seller. Further, Seller shall remain responsible for the payment of any and all retention, change in control, severance or other similar compensation or benefits which are or may become payable in connection with the consummation of the transactions contemplated by this Agreement. Nothing in this Agreement shall obligate Buyer to retain any Transferred Employee in its employ for any specific time period. Buyer may (i) unilaterally change the salary (either by increase or decrease) and/or the title and duties of any Transferred Employee at any time on or after the Closing Date and (ii) at Buyer’s sole discretion, change or eliminate any of the plans, policies or arrangements of Buyer applicable to the Transferred Employees.
(b)    Seller shall be responsible for timely compliance with all federal, state and local Laws with respect to the effect to any of its employees of the transactions contemplated by this Agreement or by any Related Agreement, including the Worker Adjustment and Retraining and Notification Act of 1988, as amended (“WARN”). Seller agrees that it will not take any action that causes the notice provisions of WARN or any state or local analog to WARN to be applicable to the transactions contemplated by this Agreement or by any Related Agreement.
(c)    Seller and its respective ERISA Affiliates (if any) shall provide COBRA coverage to all “M&A qualified beneficiaries” associated with the transactions contemplated by this Agreement in accordance with Treasury Regulation §54.4980B-9.
(d)    None of the provisions of this Section 6.12 are intended to be for the benefit of, or otherwise enforceable by, any third party, including, without limitation, any employee of Seller, and no employee of Seller (or any dependents of such employees) will be treated as third party beneficiaries in or under this Agreement.
6.13    Use of Books and Records. Notwithstanding Section 1.1(c), for a period of eight (8) years following the Closing Date, Seller and Seller Parent may retain one copy of the Books and Records solely for Seller’s and Seller Parent’s accounting and Tax purposes and provided that such copies shall be subject to the confidentiality obligations of Seller and Seller Parent set forth in Section 6.10(c).
6.14    [Commercially sensitive information redacted].
6.15    Updated Acquired Assets Schedules. On the third (3rd) Business Day prior to the anticipated Closing Date, in the event Seller has acquired any Tangible Assets or Assigned Contracts after the date hereof, but in any event in compliance with the terms and conditions of this Agreement (including Section 6.1), Seller shall deliver to Buyer an updated Schedule 1.1(a)(i), Schedule 1.1(a)(ii), and Schedule 1.1(b).
ARTICLE VII

CONDITIONS PRECEDENT TO CLOSING
7.1    Conditions to Obligation of Each Party. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:
(a)    Governmental Approvals. All necessary notifications, declarations and filings with and Approvals from Governmental Authorities, if any, shall have been obtained or made and any applicable waiting periods shall have expired.
(b)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court of competent jurisdiction or other legal restraint or prohibition shall be in effect that prevents the consummation of the transactions contemplated hereby, nor shall any Action brought by any Governmental Authority or any other Person seeking any of the foregoing be pending, and there shall not be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the transactions contemplated hereby, that makes the consummation of such transactions, as contemplated herein illegal.
7.2    Additional Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following additional conditions, unless waived in writing by Buyer:
(a)    Representations and Warranties. Each of the representations and warranties of Seller and Seller Parent set forth in Article III and Article IV that is qualified by “materiality,” “Business Material Adverse Effect” or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).
(b)    Agreements and Covenants. Seller and Seller Parent shall have performed or complied in all material respects with each obligation, agreement and covenant to be performed or complied with by Seller or Seller Parent under this Agreement on or prior to the Closing Date.
(c)    No Business Material Adverse Change. From and including the date hereof, there shall not have occurred or arisen any events, changes, facts, conditions circumstances, nor will there exist any events, changes, facts, conditions or circumstances, that individually or in the aggregate have resulted in or could reasonably be expected to result in a Business Material Adverse Effect.
(d)    Officer’s Certificate. Seller shall have delivered to Buyer a certificate of an executive officer of Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer, certifying that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.
(e)    Good Standing Certificate. Seller shall have delivered to Buyer a certificate of good standing with respect to Seller from the Secretary of the State of Delaware, which certificate shall be dated within two (2) Business Days before the Closing Date.
(f)    Consents and Approvals. All Third Party Consents set forth on Schedule 6.2(c), and all other Approvals from any Persons, that, in the reasonable discretion of Buyer, are necessary for the consummation of the transactions contemplated hereby on the terms, and conferring upon Buyer all of the rights and benefits, as contemplated herein, shall have been received in form and substance satisfactory to Buyer.
(g)    FIRPTA Certificate. Seller shall have delivered to Buyer a certificate of non-foreign status that complies with Treasury Regulation Section 1.1445-2(b).
(h)    Related Agreements. Seller and Seller Parent shall have executed and delivered to Buyer each of the Related Agreements to which Seller or Seller Parent is a party and the actions required to be taken under the Related Agreements by Seller or Seller Parent at or prior to the Closing shall have been taken.
(i)    Indebtedness and Liens. All Indebtedness (including capital lease obligations) with respect to the Acquired Assets and Liens on any of the Acquired Assets shall have been fully released and discharged pursuant to such documents in form and substance reasonably satisfactory to Buyer, and Seller and its Affiliates shall have made all necessary filings and taken all other action necessary to effect such releases and discharges, including filing all necessary UCC termination statements in all applicable jurisdictions.
(j)    Offer Letters. Each of the Business Employees shall have executed and delivered an offer letter with the Buyer in a form acceptable to the Buyer, which offer letters shall be in full force and effect.
(k)    Other Documents. Seller shall have delivered to Buyer such other instruments, certificates, documents or materials as may be reasonably requested by Buyer in connection with the consummation of the transactions contemplated hereby.
(l)    Destruction/Retrieval of Confidential Information. Seller and Seller Parent shall be in compliance with their obligations under Section 6.6(c).
7.3    Additional Conditions to Obligations of Seller and Seller Parent. The obligations of Seller and Seller Parent to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following additional conditions, unless waived in writing by Seller:
(a)    Representations and Warranties. Each of the representations and warranties of Buyer set forth in Article V that is qualified by “materiality” or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).
(b)    Agreements and Covenants. Buyer shall have performed or complied in all material respects with each obligation, agreement and covenant to be performed or complied with by them under this Agreement on or prior to the Closing Date.
(c)    Officer’s Certificate. Buyer shall have delivered to Seller a certificate of an officer of Buyer, dated as of the Closing Date, certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.
(d)    Related Agreements. Buyer shall have executed, or have caused to be executed, and delivered to Seller each of the Related Agreements to which it or Guarantor is a party and the actions required to be taken thereunder by Buyer or Guarantor at or prior to the Closing thereunder shall have been taken.
ARTICLE VIII

SURVIVAL; INDEMNIFICATION
8.1    Survival. Subject to the provisions of this Article VIII, each of the representations and warranties contained in this Agreement, any Related Agreement or any exhibit or certificate delivered by or on behalf of Seller, Seller Parent or Buyer pursuant to this Agreement shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided, however, that the Fundamental Representations shall survive until the date that is sixty (60) days after the expiration of the applicable statute of limitations. Any claim or suit based upon Fraud shall survive the Closing indefinitely. The date upon which any representation or warranty shall terminate is referred to herein as the “Survival Date.” Unless otherwise expressly set forth in this Agreement, the covenants and agreements set forth in this Agreement shall survive the Closing and remain in effect indefinitely or until fully performed or fulfilled.
8.2    Indemnification by Seller and Seller Parent.
(a)    Subject to the other terms and conditions of this Article VIII, from and after the Closing, Seller and Seller Parent, jointly and severally, shall indemnify, defend and hold harmless Buyer, its Affiliates and their respective successors and assigns and the respective Representatives of each of the foregoing (the “Buyer Indemnified Persons”) from and against any and all Losses of every kind, nature or description asserted against, or sustained, incurred, suffered or accrued directly or indirectly by, such Buyer Indemnified Person that arise out of, relate to or result from or as a consequence of any of the following:
(i)    the breach or inaccuracy of any representation or warranty of Seller or Seller Parent contained in this Agreement, any Related Agreement or any exhibit or certificate delivered hereunder, provided, that for purposes of determining the amount of any Loss resulting therefrom, such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”, “Business Material Adverse Effect” or any similar limitations or qualifications);
(ii)    the breach or non-fulfillment of, or non-compliance with, any agreement, obligation or covenant of Seller or Seller Parent or any of their respective Affiliates contained in this Agreement or in any Related Agreement;
(iii)    any Excluded Asset or Excluded Liability;
(iv)    the ownership, possession or operation of the Acquired Assets or the Business prior to Closing, except with respect to any Liabilities expressly assumed pursuant to Section 1.3;
(v)    any bulk sales or similar statute applicable to the transactions contemplated by this Agreement or the failure of any Person to comply with the provisions thereof;
(vi)    any Transaction Expenses of the Seller or Seller Parent; or
(vii)    any Taxes of any kind relating to or arising in connection with the transfer of the Acquired Assets to Buyer or the operation of the Business prior to the Closing.
(b)    Any Losses that a Buyer Indemnified Person is entitled to recover pursuant to Section 8.2(a)(i) shall be satisfied first, in the sole discretion of such Buyer Indemnified Person, by setting-off any such Losses against any Earnout Payments then due and payable by Buyer to Seller. Any Losses that become payable to a Buyer Indemnified Person pursuant to Section 8.2(a) that are not satisfied in accordance with the preceding sentence shall be payable by Seller and Seller Parent, jointly and severally, upon demand, by wire transfer of immediately available funds to an account designated in writing by such Buyer Indemnified Person.
8.3    Indemnification by Buyer.
(a)    Subject to the other terms and conditions of this Article VIII, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates and their respective successors and assigns and the respective Representatives of each of the foregoing (the “Seller Indemnified Persons”) from and against any and all Losses of every kind, nature or description asserted against, or sustained, incurred, suffered or accrued directly or indirectly by, such Seller Indemnified Person that arise out of, relate to or result from or as a consequence of any of the following:
(i)    the breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement, any Related Agreement or any exhibit or certificate delivered hereunder, provided, that for purposes of determining the amount of any Loss resulting therefrom, such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”, “Business Material Adverse Effect” or any similar limitations or qualifications);
(ii)    the breach or non-fulfillment of, or non-compliance with, any agreement, obligation or covenant of Buyer or any of their respective Affiliates contained in this Agreement or in any Related Agreement;
(iii)    any Assumed Liability; or
(iv)    operation of the Business after the Closing.
8.4    Limitations on Indemnification by Seller and Seller Parent. Subject to the provisions of Section 8.9:
(a)    no indemnification shall be payable to a Buyer Indemnified Person as a result of any Losses arising under Section 8.2(a)(i) until the aggregate amount of all Losses incurred by all Buyer Indemnified Persons exceeds $47,500, whereupon Buyer Indemnified Persons shall be entitled to receive the full amount of all Losses (from the first dollar); provided, however, that the foregoing shall not apply to any Losses resulting from or arising out of any breach or inaccuracy of any Fundamental Representation of Seller and/or Seller Parent or any claims based upon Fraud; and
(b)    the maximum aggregate liability of Seller and Seller Parent for all Losses arising under Section 8.2(a)(i) shall not exceed an amount equal to the sum of (i) $950,000 plus (ii) an amount equal to 20% of all Earnout Payments paid or payable to Seller (the “Cap”); provided, however, that the foregoing shall not apply to any Losses resulting from or arising out of any breach or inaccuracy of any Fundamental Representation of Seller or any claims based upon Fraud.
8.5    Limitations on Indemnification by Buyer. Subject to the provisions of Section 8.9:
(a)    no indemnification shall be payable to a Seller Indemnified Person as a result of any Losses arising under Section 8.3(a)(i) until the aggregate amount of all Losses incurred by all Buyer Indemnified Persons exceeds $47,500, whereupon Seller Indemnified Persons shall be entitled to receive the full amount of all Losses (from the first dollar); provided, however, that the foregoing shall not apply to any Losses resulting from or arising out of any breach or inaccuracy of any Fundamental Representation of the Buyer or any claims based upon Fraud;
(b)    the maximum aggregate liability of Buyer for all Losses arising under Section 8.3(a)(i) shall not exceed the Cap; provided, however, that the foregoing shall not apply to any Losses resulting from or arising out of any breach or inaccuracy of any Fundamental Representation of Buyer or any claims based upon Fraud.
8.6    Indemnification Process.
(a)    Any Buyer Indemnified Person or Seller Indemnified Person (an “Indemnified Person”) seeking indemnification under this Article VIII shall give each party from whom indemnification is being sought (each, an “Indemnifying Person”) notice of any matter (a “Notice of Claim”) which such Indemnified Person has determined has given rise to or would reasonably be expected to give rise to a right of indemnification under this Agreement, stating the amount of the Loss, if known (a “Loss Estimate”), describing the breach or inaccuracy and other material facts and circumstances upon which such claim is based and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises as promptly as practicable after becoming aware of such matter; provided, however, that the failure so to provide such Notice of Claim or any defect in such Notice of Claim will not affect the rights of any Indemnified Persons to obtain indemnification hereunder, except to the extent such failure to include information actually and materially prejudices such Indemnifying Person. Notwithstanding the foregoing, no claim shall be brought under this Article VIII with respect to an event of indemnification described in Section 8.2(a)(i) or 8.3(a)(i) unless the Indemnified Person, at any time prior to the applicable Survival Date, gives the Indemnifying Person(s) a Notice of Claim with respect to such claim. If a Notice of Claim has been given on or prior to the applicable Survival Date, the relevant representations and warranties shall survive as to such claim until the claim has been finally resolved.
(b)    Claims for indemnification hereunder resulting from the assertion of liability by third parties (each, a “Third Party Claim”) shall be subject to the following terms and conditions:
(i)    If a Third Party Claim is made against an Indemnified Person, then the Indemnifying Person shall be entitled to participate in the defense of the Third Party Claim and, if the Indemnifying Person so chooses, to assume the defense of the Third Party Claim so long as (A) the Indemnifying Person gives written notice to the Indemnified Person within thirty (30) days that it will indemnify the Indemnified Person from and against the entirety of any and all Losses the Indemnified Person may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (B) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Person, (C) the Indemnified Person has not been advised by counsel that a conflict exists between the Indemnified Person and the Indemnifying Person in connection with the defense of the Third Party Claim, (D) the Third Party Claim does not relate to or otherwise arise in connection with Taxes or any criminal or regulatory enforcement action, and (E) the Indemnifying Person conducts the defense of the Third Party Claim actively and diligently. If the Indemnifying Person assumes such defense, then the Indemnified Person shall have the right to participate in the defense of the Third Party Claim and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person, provided, however, that the Indemnifying Person will pay the fees and expenses of separate co-counsel retained by the Indemnified Person that are incurred prior to Indemnifying Person’s assumption of control of the defense of the Third Party Claim.
(ii)    If the Indemnifying Person chooses to defend any Third Party Claim, then the parties shall cooperate in the defense of the Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Person’s request) provision to the Indemnifying Person of records that are reasonably relevant to the Third Party Claim and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided. If the Indemnifying Person, within a reasonable time after receipt of a Notice of Claim relating to a Third Party Claim, chooses not to assume the defense of the Third Party Claim, fails to respond to the Indemnification Notice or at any time fails to defend the Third Party Claim actively, diligently and in good faith, then the Indemnified Person shall (upon further notice to the Indemnifying Person) have the right to undertake the defense of the Third Party Claim and may consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim; provided, however, that the Indemnified Person shall not consent to the entry of any judgment, compromise or settlement without the prior written consent of the Indemnifying person, which consent will not be unreasonably withheld or delayed.
(iii)    If the Indemnifying Person chooses to defend any Third Party Claim and the Indemnifying Person conducts the defense of the Third Party Claim actively, diligently and in good faith but any of the other conditions in Section 8.6(b)(i) is or becomes unsatisfied, the Indemnified Person may take over such defense, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, however, that the Indemnifying Person will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld or delayed). In the event that the Indemnified Person conducts the defense of the Third Party Claim pursuant to this Section 8.6(b)(iii), the Indemnifying Person will (a) advance the Indemnified Person promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ and experts’ fees and expenses) and (b) remain responsible for any and all other Losses that the Indemnified Person may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this Article VIII.
8.7    [Intentionally deleted.]
8.8    No Circular Recovery. Notwithstanding anything to the contrary in this Agreement, Seller Parent hereby agrees that it will not make any claim for indemnification against the Buyer or any Buyer Indemnified Person by reason of the fact that Seller Parent was a controlling person, director, manager, employee or representative of the Seller with respect to any claim brought by a Buyer Indemnified Person against Seller Parent relating to this Agreement or any of the transactions contemplated hereby or that is based on any facts or circumstances that form the basis for an indemnification claim by a Buyer Indemnified Person hereunder.
8.9    Fraud and Related Claims; Characterization of Payments. Notwithstanding any provision of this Agreement to the contrary, nothing contained in this Agreement shall in any way limit, impair, modify or otherwise affect the rights of an Indemnified Person to bring any claim, demand, suit or cause of action otherwise available to such Indemnified Person based upon, or to seek or recover any Losses arising from or related to, nor shall any of the limitations set forth in Sections 8.1, 8.4, and 8.5 apply with respect to, an allegation or allegations of Fraud. The parties agree that any payment pursuant to an indemnification obligation under this Article VIII shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by Law. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under this Article VIII is determined to be taxable to an Indemnified Person, the Indemnifying Person shall also indemnify the Indemnified Person for any Taxes incurred by reason of the receipt of such payment and any Losses incurred by the Indemnified Person in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).
8.10    Knowledge and Investigation. The right of any Indemnified Person to indemnification pursuant to this Article VIII will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of any representations or warranty, or performance of or compliance with any covenant or agreement hereunder. The waiver of any condition contained in this Agreement or in any Related Agreement based on the breach of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right of any Indemnified Person to indemnification pursuant to this Article VIII based on such representation, warranty, covenant or agreement.
8.11    Remedies Cumulative. The rights of each Indemnified Person under this Article VIII are cumulative, and each Indemnified Person shall have the right in any particular circumstance, in its sole discretion, to enforce any provision of this Article VIII without regard to the availability of a remedy under any other provision of this Article VIII.
8.12    Exclusive Remedy. Subject to Section 6.10 and Section 10.5, from and after the Closing, other than with respect to claims arising from Fraud, this Article VIII shall be the sole and exclusive remedy with respect to any and all claims arising out of any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement (except to the extent otherwise expressly set forth therein). Nothing herein shall limit the common law liability of one Party to the other Party for fraud in the event one Party is finally determined by a court of competent jurisdiction to have committed common law fraud (“Fraud”) regarding any terms of this Agreement, the Related Agreements or the transactions contemplated hereby and thereby. Nothing in this Section 8.12 shall limit or impede the operation of Section 2.3 and Section 2.4.
8.13    Limitation on Damages. In no event shall any Indemnifying Person be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value.
ARTICLE IX

TERMINATION, AMENDMENT, WAIVER AND EXPENSES
9.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:
(a)    By mutual written consent of Buyer and Seller;
(b)    By either Buyer or Seller if the Closing shall not have occurred on or before October 12, 2018, which date may be extended from time to time by mutual written consent of Buyer and Seller, on the other hand (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation, including the satisfaction of any closing condition, under this Agreement has been a principal cause of, or directly resulted in, the failure of the Closing to occur on or before such date;
(c)    By either Buyer or Seller, if a Court or Governmental Authority shall have issued an Order or taken any other action, in each case, which has become final and non-appealable and which permanently restrains, enjoins or otherwise prohibits the Closing;
(d)    By Buyer, if Buyer is not in material breach of any its obligations under this Agreement, and if Seller or Seller Parent shall have breached in any material respect any of their respective representations or warranties or if Seller or Seller Parent shall have failed to perform in any material respect any of their respective covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 7.1 or 7.2 and (i) is incapable of being cured or (ii) if capable of being cured is not cured prior to the Outside Date;
(e)    By Seller, if neither Seller nor Seller Parent is in material breach of any of their respective obligations, including the satisfaction of any closing condition, under this Agreement, and if Buyer shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 7.1 or 7.3 and (i) is incapable of being cured or (ii) if capable of being cured is not cured prior to the Outside Date; or
(f)    By Buyer, if there shall have been a Business Material Adverse Change.
9.2    Procedure of Termination. Termination of this Agreement by any party shall be by delivery of a written notice to the other parties (a “Notice of Termination”). A Notice of Termination shall state the termination provision in this Agreement that such terminating party is claiming provides a basis for termination of this Agreement. Termination of this Agreement pursuant to the provisions of Section 9.1 shall be effective upon and as of the date of delivery of a Notice of Termination as determined pursuant to Section 10.8.
9.3    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement (other than this Article IX, Section 6.5 and Article X, which shall survive such termination) will forthwith become void, and there will be no Liability on the part of any party hereto or any of their respective officers or directors to the other and all rights and obligations of any party hereto will cease, except that nothing herein will relieve any party from any Losses arising out of, resulting from or relating to any breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement or any Related Agreement.
9.4    Expenses. All fees, costs and expenses incurred by such party to third parties in connection with this Agreement and the transactions contemplated hereby including legal, accounting, broker’s and other professional fees as well as any severance or change in control payments payable in connection with this Agreement and the transactions contemplated hereby (collectively, “Transaction Expenses”), shall be paid by the party incurring such Transaction Expenses, whether or not the Closing occurs. Notwithstanding the foregoing, in the event that a party institutes an Action to enforce its rights under this Agreement or any Related Agreement, the prevailing party in such Action shall be entitled to recover its reasonable costs and expenses (including reasonable attorneys’ fees) incurred in connection with such Action from the losing party.
9.5    Amendment and Waiver. This Agreement may be amended only by an instrument in writing specifically amending this Agreement signed by duly authorized Representatives of Buyer and Seller. At any time prior to the Closing Date, any party hereto may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing specifically waiving such inaccuracies or compliance under this Agreement signed by the party or parties to be bound thereby. No waiver by any party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach or violation of, default under, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.
ARTICLE X

MISCELLANEOUS
10.1    Entire Agreement. This Agreement, together with the schedules and exhibits hereto, the Related Agreements and all other ancillary agreements, documents and instruments to be delivered in connection herewith contain the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior discussions, negotiations, proposals, undertakings, understanding and agreements, either oral or written, with respect thereto; provided, however, that the Confidentiality Agreement shall survive the execution of this Agreement until the consummation of the transactions contemplated hereby, at which time it shall terminate.
10.2    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under any Transaction Documents shall be assigned, directly or indirectly, by any party hereto without the prior written consent of the other parties hereto; provided, that the rights, interests and obligations under this Agreement and the other Transaction Documents may be assigned, without such prior written consent, (x) by any party, to an Affiliate (it being agreed that such assignment to an Affiliate shall in no way relieve the assigning party of its obligations hereunder or thereunder) and (y) by Buyer, to its lenders as collateral security for its obligations under any of its secured financing arrangements (if any). For certainty, Seller may assign the right to receive the Earnout Payment to Seller Parent or an Affiliate of Seller Parent. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon the parties hereto, and each party’s successors, heirs, estates, executors, administrators and permitted assigns.
10.3    Counterparts. This Agreement may be executed in any number of counterparts, any one of which need not contain the signatures of all parties, but all of which counterparts when taken together will constitute one and the same agreement. This Agreement shall become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery, including by email of a PDF signature page, and each such counterpart signature page will constitute an original for all purposes.
10.4    Governing Law. This Agreement shall be governed by the Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause application of the Laws of any jurisdiction other than the State of Delaware.
10.5    Dispute Resolution. All actions or disputes arising out of or relating to this Agreement, including all actions or disputes regarding the performance, breach, termination, or validity of this Agreement, must be resolved by binding arbitration conducted by JAMS in accordance with the JAMS Streamlined Arbitration Rules.
(a)    The place of arbitration shall be Boston, Massachusetts.
(b)    The arbitration will be conducted by a panel of three arbitrators, all of whom must have substantial experience in business and commercial law and must also have experience in the U.S. defense industry. Buyer and Seller shall each select one arbitrator, and the two chosen arbitrators shall select the third arbitrator, who will be the chairperson of the panel. Failing agreement on the selection of the third arbitrator, JAMS will select the third arbitrator, who must have the experience set forth in this paragraph.
(c)    Judgment on the award rendered by the arbitrators may be entered by any Massachusetts state or federal court having jurisdiction. The parties hereto consent to jurisdiction of the state and federal courts of Massachusetts for purposes of enforcing any arbitration award, without regard to choice of Law principles or rules.
10.6    Interpretation. The schedules and exhibits attached hereto are an integral part of this Agreement. All schedules and exhibits attached to this Agreement are incorporated herein by this reference and all references herein to this “Agreement” shall mean this Agreement together with all such schedules and exhibits. When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “$” shall mean Dollars of the United States of America. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.
10.7    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
10.8    Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by electronic mail or by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested or by facsimile, with confirmation as provided above addressed as follows:
If to Buyer:
Revision Military Soldier Power, LLC
c/o Revision Military Ltd.
7 Corporate Drive
Essex Junction VT 05452
[Immaterial contact details redacted]

with copies to (which shall not constitute notice):
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
Attention: Dinesh K. Melwani, Esq.
Facsimile: 617-542-2241
Email: DKMelwani@mintz.com

If to Seller or Seller Parent:
Ballard Power Systems Inc.
900 Glenlyon Parkway
Burnaby, BC, Canada
V5J 5J8

with copies to (which shall not constitute notice):
Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
Attention: Randal R. Jones
Facsimile: (206) 903-8820
E-mail: jones.randal@dorsey.com
or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of electronic mail, on the date sent, provided that such notice is supplemented by at least one additional form of notice that is described herein and that is delivered in the manner set forth herein, (c) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (d) in the case of facsimile transmission, upon confirmed receipt, and (e) in the case of mailing, on the second Business Day following the date on which the piece of mail containing such communication was posted. Rejection or other refusal to accept or the inability to deliver a notice, request, demand, claim or other communication hereunder because of a changed address or changed facsimile number (if a facsimile number had been given) of which no notice was given as herein required shall be deemed to be receipt of the notice, request, demand, claim or other communication sent.
10.9    Representation by Counsel. Each party hereto acknowledges that it has been or has had an opportunity to be advised by legal counsel retained by such party in its sole discretion. Each party acknowledges that such party has had a full opportunity to review this Agreement and all related exhibits, schedules and ancillary agreements and to negotiate any and all such documents in its sole discretion, without any undue influence by any other party hereto or any third party.
10.10    Construction. The parties have participated jointly in the negotiation and drafting of this Agreement and in the event of any ambiguity or question of intent or interpretation, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
10.11    Third Party Beneficiaries. Nothing express or implied in this Agreement is intended to confer, nor shall anything herein confer, upon any Person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities whatsoever, except to the extent that such third person is an Indemnified Person in respect of the indemnification provided in accordance with Article VIII. The representations and warranties contained in this Agreement are for the sole benefit of the parties hereto and no other Person may rely on such representations and warranties for any purpose whatsoever.
10.12    Bulk Sales Law. Each party hereby waives compliance by each other party with the so-called “bulk sales law” and other similar Law in any jurisdiction in respect of the transactions contemplated by this Agreement.
10.13    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUR OF OR RELATING TO THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
10.14    Guaranty. Guarantor hereby unconditionally and irrevocably guarantees to Seller and Seller Parent, as primary obligor and not merely as a surety, (a) the due and punctual performance and observance by Buyer of each term, provision and condition binding upon Buyer pursuant to this Agreement and each Related Agreement and (b) the due, punctual and full payment (when and as the same may become due and payable) of each amount that Buyer is or may become obligated to pay under or pursuant to this Agreement and each Related Agreement, in accordance with the terms thereof, by acceleration or otherwise without offset or deduction (collectively, the “Guaranty”). The Guaranty shall be unconditional irrespective of any change, restructuring or termination of the existence of Buyer. In no event shall Seller or Seller Parent be obligated to take any action, obtain any judgment, or file any claim prior to enforcing the Guaranty. The Guaranty shall be binding on Guarantor and its successors and assigns.
[Remainder of page intentionally left blank; signature page follows]

NOW THEREFORE, the parties hereto have executed, or caused this Agreement to be executed by their duly authorized representatives, as of the date first written above.

BUYER:

REVISION MILITARY SOLDIER POWER, LLC

By: /s/ Jonathan Blanshay
Name: Jonathan Blanshay
Title:

GUARANTOR:

REVISION MILITARY LTD.

By: /s/ Jonathan Blanshay
Name: Jonathan Blanshay
Title:

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SELLER:

PROTONEX TECHNOLOGY CORPORATION

By: /s/ Anthony Guglielmin
Name: Anthony Guglielmin
Title: Director

SELLER PARENT:

BALLARD POWER SYSTEMS INC.

By: /s/ Randall MacEwen
Name: Randall MacEwen
Title: President & CEO

By: /s/ Anthony Guglielmin
Name: Anthony Guglielmin
Title: CFO

Exhibit A

BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT
80189002v.2
THIS BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is effective as of ________, 2018 by and among Protonex Technology Corporation, a Delaware corporation (“Seller”), Ballard Power Systems Inc., a British Columbia corporation (“Seller Parent”), [BUYER LLC], a [___________] (“Buyer”), pursuant to that certain Asset Purchase Agreement, dated as of [_______], 2018 (the “Purchase Agreement”), by and between Seller, Seller Parent, Buyer, and, solely for purposes of Section 10.14 thereof, Revision Military Ltd. Capitalized terms used herein and not otherwise defined shall have the meanings given such terms in the Purchase Agreement.

WHEREAS, pursuant to the Purchase Agreement, Seller has agreed to sell, transfer, assign, deliver and relinquish to Buyer, in perpetuity, free and clear of all Liens, all of Seller’s right, title and interest in and to the Acquired Assets and Buyer has agreed to purchase and acquire from Seller the Acquired Assets and assume the Assumed Liabilities;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.Sale and Assignment of Assets. Seller hereby sells, transfers, assigns, delivers and relinquishes to Buyer, in perpetuity, free and clear of all Liens, all right, title and interest of Seller in, to and under the Acquired Assets. Notwithstanding anything to the contrary contained herein, the Acquired Assets shall not include any of the Excluded Assets.
2.Assumption of Liabilities. Buyer hereby assumes all of the Assumed Liabilities. Notwithstanding anything to the contrary contained herein, the Assumed Liabilities shall not include any of the Excluded Liabilities.
3.Terms of the Purchase Agreement. This Agreement has been executed and delivered pursuant to the Purchase Agreement but shall be deemed not to enlarge, diminish, modify, alter or supersede any of the representations, warranties, covenants or agreements set forth in the Purchase Agreement. The Purchase Agreement shall control in the case of any conflict or inconsistency between this Agreement and the Purchase Agreement.
4.Binding Effect. This Agreement shall be binding upon and inure solely to the benefit of each of the parties hereto and their respective successors and assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any Person.
5.Counterparts.  This Agreement may be executed in any number of counterparts, any one of which need not contain the signatures of all parties, but all of which counterparts when taken together will constitute one and the same agreement. This Agreement shall become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery, including by email of a PDF signature page, and each such counterpart signature page will constitute an original for all purposes.
6.Governing Law. This Agreement shall be governed by the Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause application of Laws of any jurisdiction other than the State of Delaware.
[Signature page follows]

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IN WITNESS WHEREOF, the undersigned have caused this Bill of Sale, Assignment and Assumption Agreement to be executed as of the date first above written.

[BUYER LLC] By:_________________________________________________ Name: Title:
PROTONEX TECHNOLOGY CORPORATION By:_________________________________________________ Name: Title:
BALLARD POWER SYSTEMS INC. By:_________________________________________________ Name: Title:

[Signature Page to Bill of Sale, Assignment and Assumption Agreement]

Exhibit B

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT
THIS INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT, dated as of __________, 2018 (this “Intellectual Property Assignment”), by and among Protonex Technology Corporation, a Delaware corporation (“Assignor”), Ballard Power Systems Inc., a British Columbia corporation (“Seller Parent”), [BUYER LLC], a [___________] (“Assignee”), pursuant to that certain Asset Purchase Agreement, dated as of [_______], 2018 (the “Purchase Agreement”), by and between Assignor, Seller Parent, Assignee, and, solely for purposes of Section 10.14 thereof, Revision Military Ltd. Capitalized terms used herein and not otherwise defined shall have the meanings given such terms in the Purchase Agreement.
WHEREAS, pursuant to the Purchase Agreement, the Assignor has agreed to sell, transfer, assign, deliver and relinquish to the Assignee, in perpetuity, free and clear of all Liens, all of the Assignor’s right, title and interest in the Purchased Assets (including the Business Intellectual Property); and
WHEREAS, this Intellectual Property Assignment is being provided to evidence the Assignor’s assignment to the Assignee of the Business Intellectual Property, free and clear of any and all Liens pursuant to the terms and conditions of the Purchase Agreement.
NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows.
1.    Assignment to the Assignee
For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor hereby irrevocably sells, transfers, assigns, delivers and relinquishes to the Assignee, in perpetuity, free and clear of all Liens, and the Assignee hereby accepts, all of Assignor’s right, title and interest in the Business Intellectual Property, including the following:
(a)    the trademark registrations and applications set forth on Schedule 1 hereto and all issuances, extensions and renewals thereof (the “Trademarks”), together with the goodwill connected with the use of, and symbolized by, the Trademarks;
(i)    the domain name registrations set forth on Schedule 2 hereto and all issuances, extensions and renewals thereof (the “Domain Names”);
(ii)    all patents, patent applications and the inventions therein set forth on Schedule 3;
(iii)    all rights of any kind whatsoever of Assignee accruing under any of the foregoing provided by applicable law of any jurisdiction, by international treaties and conventions, and otherwise throughout the world;
(iv)    any and all royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing; and

(v)    any and all claims and causes of action with respect to any of the foregoing, whether accruing before, on, or after the date hereof, including all rights to and claims for damages, restitution and injunctive and other legal and equitable relief for past, present and future infringement, dilution, misappropriation, violation, misuse, breach, or default, with the right but no obligation to sue for such legal and equitable relief and to collect, or otherwise recover, any such damages.
2.    Recordation and Further Actions
The Assignor and the Assignee hereby authorize the relevant authorities in the United States Patent and Trademark Office, the United States Copyright Office and the corresponding entities or agencies in any applicable jurisdictions to record and register this Intellectual Property Assignment upon request by the Assignee. Following the date hereof, upon the Assignee’s reasonable request, the Assignor and the Assignee shall take such steps and actions, and provide such cooperation and assistance to the Assignee and its successors, assigns and legal representatives, including the execution and delivery of any affidavits, declarations, oaths, exhibits, assignments, powers of attorney or other documents, as may be reasonably necessary to effect, evidence or perfect the assignment of the Business Intellectual Property to the Assignee, or any assignee or successor thereto.
3.    Domain Name Registrations
At Assignee’s reasonable request, the Assignor and the Assignee shall execute and deliver to the Assignee all documents, papers, forms and authorizations, and take such other actions as are necessary in accordance with the procedures of the applicable Internet domain name registrars to (i) effectuate and evidence the transfer of ownership and control (including administrative and technical access) to the Assignee (or its designee) of the Domain Names, or (ii) to register and/or enable the Assignee to register the Domain Names in the name of the Assignee (or its designee) with the domain name registrar of the Assignee’s choosing as designated by the Assignee in writing.
4.    Purchase Agreement
This Intellectual Property Assignment has been executed and delivered pursuant to the Purchase Agreement but shall be deemed not to enlarge, diminish, modify, alter or supersede any of the representations, warranties, covenants or agreements set forth in the Purchase Agreement. The Purchase Agreement shall control in the case of any conflict or inconsistency between this Intellectual Property Assignment and the Purchase Agreement.
5.    Binding Effect
This Intellectual Property Assignment shall be binding upon and inure solely to the benefit of each of the parties hereto and their respective successors and assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Intellectual Property Assignment does not confer any such rights, upon any Person.
6.    Counterparts

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This Intellectual Property Assignment may be executed in any number of counterparts, any one of which need not contain the signatures of all parties, but all of which counterparts when taken together will constitute one and the same agreement. This Intellectual Property Assignment shall become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Intellectual Property Assignment may be delivered by facsimile or electronic delivery, including by email of a PDF signature page, and each such counterpart signature page will constitute an original for all purposes.
7.    Governing Law
This Intellectual Property Assignment shall be governed by the Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause application of Laws of any jurisdiction other than the State of Delaware.
[Signature page follow.]

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IN WITNESS WHEREOF, the Parties have caused this Intellectual Property Assignment to be executed on the date first above written.

ASSIGNOR: PROTONEX TECHNOLOGY CORPORATION By:______________________________________ Name: Title:
ASSIGNEE: ]BUYER LLC] By:______________________________________ Name: Title:

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SCHEDULE 1
TRADEMARK REGISTRATIONS AND APPLICATIONS

5

Exhibit B

SCHEDULE 2
DOMAIN NAMES

SCHEDULE 2
PATENTS AND PATENT APPLICATIONS

80876151v.2

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Exhibit C

PROMISSORY NOTE

[$2,750,000]                                      [__________], 2018
FOR VALUE RECEIVED, the undersigned REVISION MILITARY LTD., a Delaware corporation (the “Maker”), hereby promises to pay to the order of PROTONEX TECHNOLOGY CORPORATION, a Delaware corporation (the “Holder”), the principal sum of [TWO MILLION SEVEN HUNDRED FIFTY THOUSAND AND 0/100 DOLLARS ($2,750,000)], or such other amount as may be outstanding hereunder from time to time, together with interest as set out herein, at such place in the United States of America as the Holder may designate in writing. This Note is being issued in connection with that certain Asset Purchase Agreement, dated as of the date hereof, between the Maker, as buyer, the Holder, as seller, and Ballard Power Systems Inc. (the “Purchase Agreement”) and any capitalized terms used but not herein defined shall have the meaning set forth in the Purchase Agreement.
Section 1.    Maturity. The outstanding principal balance, together with any accrued and unpaid interest and all other unpaid obligations hereunder, shall be due and payable in full on [180 days after Closing Date, 2019] (or such earlier date on which this Note is accelerated in accordance with Section 9, the “Maturity Date”).

Section 2.    Interest Rate. This Note shall bear interest at an annual rate equal to [commercially sensitive information redacted] from the date hereof until the Note is paid in full. All interest due hereunder shall be computed on the per annum basis for the actual number of days (including the first day but excluding the last day) elapsed in a 365-day or 366-day year, as the case may be, and compounded monthly. Accrued and unpaid interest shall be payable on the Maturity Date.

Section 3.    Default Rate. Upon the occurrence of an Event of Default hereunder, as defined below, the interest rate shall thereafter increase and shall be payable on the entire unpaid principal balance at a rate equal to [commercially sensitive information redacted] per annum (but shall not exceed the highest rate legally permitted) (the “Default Rate”), which Default Rate shall be effective as of the date of the occurrence of such Event of Default. The above increase in the interest rate upon the occurrence of an Event of Default shall be applicable whether or not the Holder has exercised its option to accelerate the maturity of this Note and declared the entire unpaid principal balance to be due and payable. The Default Rate shall continue until such Event of Default is cured or until payment in full of the indebtedness evidenced by this Note, whichever shall occur first.

Section 4.    Prepayment. All or any part of the outstanding balance of this Note may be prepaid at any time and from time to time, in whole or in part, without premium or penalty.

Section 5.    [commercially sensitive information redacted]

Section 6.    Representations and Warranties. The Maker represents and warrants to the Holder that (a) it is a corporation duly incorporated and in good standing under Delaware law and duly qualified to do business in each jurisdiction where such qualification is necessary (to the extent

4823-9982-9617\3

that any failure so to qualify would preclude the Maker from enforcing its rights with respect to any material asset or would expose the Maker to any material liability), (b) the execution and delivery of this Note, and the performance by the Maker of its obligations hereunder are within the Maker’s corporate powers and have been duly authorized by all necessary corporate action on the Maker’s part, (c) this Note is the Maker’s legal, valid and binding obligation, enforceable in accordance with its terms, and (d) the execution, delivery and performance of this Note by the Maker will not (i) violate any provision of any law, statute, rule or regulation or any order, writ, judgment, injunction, decree, determination or award of any court, governmental agency or arbitrator presently in effect having applicability to the Maker, except to the extent that any such violation would not reasonably be expected to have a material adverse effect on the Maker, (ii) violate or contravene any provision of the organizational documents of the Maker, or (iii) result in a breach of or constitute a default under any agreement, lease or instrument to which the Maker is bound, except to the extent that any such breach or default would not reasonably be expected to have a material adverse effect on the Maker.

Section 7.    Covenants. The Maker agrees that it will, at all times, until payment in full of all obligations hereunder:

[commercially sensitive information redacted]

Section 8.    Events of Default. If any one or more of the following events (“Events of Default”) shall occur and shall be continuing, then, in any such event, the Holder may, at its option, declare this Note to be immediately due and payable, together with all unpaid interest accrued hereon, without further notice or demand, but in the case of the occurrence of any of the events described in paragraph (e) below, this Note shall become automatically due and payable, including unpaid interest accrued hereon, without notice or demand:

(a)    Nonpayment. The Maker shall fail to pay any (i) principal on this Note when due or (ii) interest due on this Note or any fees, charges, costs, or expenses under or in connection with the Note or the Purchase Agreement when due and such failure, in each case, shall continue for a period of fifteen (15) Business Days.

(b)    Nonperformance; Cross Default. The Maker shall fail to perform or observe any other agreement, term, provision, condition, or covenant required to be performed or observed by the Maker hereunder; or any event of default shall occur and be continuing under the Purchase Agreement.

(c)    Misrepresentation. Any material financial information, statement, certificate, representation, or warranty given to the Holder by the Maker in connection with entering into this Note or the Purchase Agreement, or required to be furnished under the terms thereof, shall prove untrue or misleading in any material respect as of the time when given.

(d)    [commercially sensitive information redacted].

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(e)    Inability to Perform; Bankruptcy/Insolvency. The Maker shall become insolvent or shall generally not pay its debts as they mature or shall apply for, shall consent to, or shall acquiesce in the appointment of a custodian, trustee or receiver for the Maker or for a substantial part of the property thereof or, in the absence of such application, consent or acquiescence, a custodian, trustee or receiver shall be appointed for the Maker or for a substantial part of the property thereof; or any bankruptcy, reorganization, or other proceedings under any bankruptcy or insolvency law shall be instituted by or against the Maker (unless the same are otherwise dismissed within 60 days following the institution thereof).

Section 9.    Acceleration of Obligations. Upon the occurrence and continuation of any Event of Default, the Holder may at any time thereafter, by written notice to the Maker, declare the unpaid principal balance hereunder, together with the interest accrued thereon and other amounts accrued hereunder, to be immediately due and payable, and the unpaid balance shall thereupon be due and payable, all without presentation, demand, protest, or further notice of any kind, all of which are hereby waived, and notwithstanding anything to the contrary contained herein. Upon the occurrence of any Event of Default under Section 8(e), the unpaid principal balance hereunder, together with all interest accrued thereon and other amounts accrued hereunder, shall thereupon be immediately due and payable, all without presentation, demand, protest, or notice of any kind, all of which are hereby waived, and notwithstanding anything to the contrary contained herein. The Holder shall also have, in addition to any other rights it may have under applicable laws, the right to set off the indebtedness evidenced by this Note against any indebtedness of such holder to the Maker.

Section 10.    Expenses. The Maker shall reimburse the Holder for all reasonable and documented expenses including, but not limited to, reasonable and documented attorney fees and legal expenses that the Holder pays or incurs, in protecting and enforcing the rights of and obligations to the Holder under any provision of this Note or any agreement related thereto.

Section 11.    No Waiver; Remedies. No failure or delay on the part of the holder of this Note in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof of the exercise of any other power or right. No notice to or demand on the Maker in any case shall entitle the Maker to any notice or demand in similar or other circumstances. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 12.    GOVERNING LAW. THIS NOTE IS TO BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO PRINCIPLES OF CONFLICTS OF LAW. THIS NOTE MAY BE ENFORCED IN ANY FEDERAL COURT SITTING IN THE STATE OF DELAWARE; AND THE PARTIES HERETO CONSENT TO THE JURISDICTION AND VENUE OF ANY SUCH COURT AND WAIVE ANY ARGUMENT THAT THE VENUE IN SUCH FORUMS IS NOT CONVENIENT. IF THE MAKER COMMENCES ANY ACTION IN ANOTHER JURISDICTION OR VENUE UNDER ANY TORT OR CONTRACT THEORY ARISING DIRECTLY OR

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INDIRECTLY FROM THE RELATIONSHIP CREATED BY THIS NOTE, THE HOLDER AT ITS OPTION SHALL BE ENTITLED TO HAVE THE CASE TRANSFERRED TO ONE OF THE JURISDICTIONS AND VENUES ABOVE-DESCRIBED, OR, IF SUCH TRANSFER CANNOT BE ACCOMPLISHED UNDER APPLICABLE LAW, TO HAVE SUCH CASE DISMISSED WITHOUT PREJUDICE.

Section 13.    WAIVER OF JURY TRIAL. THE MAKER AND, BY ITS ACCEPTANCE OF THIS NOTE, THE HOLDER IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 14.    Notices. Any notice or other communication to any party in connection with this Note shall be in writing and shall be sent by e-mail, manual delivery, overnight courier or United States mail (postage prepaid) addressed to such party at such address as such party shall have specified to the other party hereto in writing. All periods of notice shall be measured from the date of delivery thereof if sent by e-mail or manually delivered or, from the first business day after the date of sending if sent by overnight courier, or from four days after the date of mailing if mailed.

Section 15.    Successors and Assigns. This Agreement shall (a) be binding upon the parties hereto and their successors and assigns, and (b) inure, together with the rights and remedies of the Holder hereunder, as applicable, to the benefit of, and be enforceable by, any such parties and each of their successors, heirs, transferees and assigns. Notwithstanding anything to the contrary, (a) the Maker may not assign its rights or delegate its obligations hereunder without the prior written consent of the Holder and (b) the Holder may at any time sell, assign, transfer, grant participations in, or otherwise dispose of any portion of its rights or obligations under this Note to (i) Ballard Power Systems Inc. or (ii) to any other person or entity subject to the consent (not to be unreasonably withheld or delayed) of the Maker, unless an Event of Default has occurred and is continuing.

Section 16.    Maximum Rate. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to this Note, together with all fees, charges and other amounts that are treated as interest on this Note under applicable law (collectively, the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by the Holder in accordance with applicable law, the rate of interest payable in respect hereof, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate.

Section 17.    Presentment; Costs of Collection. The Maker hereby waives presentment for payment, notice of dishonor, protest and notice of protest.

Section 18.    Entire Agreement. This Note embodies the entire understanding between the Holder and the Maker with respect to the subject matter hereof and thereof. This Note supersedes all prior agreements and understandings relating to the subject matter hereof.

[The remainder of this page is intentionally left blank.]

4

IN WITNESS WHEREOF, the undersigned has duly caused this Note to be executed as of the date first above written.

REVISION MILITARY LTD.
By: ________________________________
Name:
Title:

Acknowledged and Agreed:

PROTONEX TECHNOLOGY CORPORATION

By: ________________________________
Name:
Title:

80853666v.4

Promissory Note

Schedule I

TABLE OF DEFINITIONS
“Acquired Assets” has the meaning set forth in Section 1.1.
“Acquisition Proposal” has the meaning set forth in Section 6.6(a).
“Action” means any suit, action, arbitration, cause of action, claim, complaint, prosecution, audit, inquiry, investigation, governmental or other proceeding, whether civil, criminal, administrative, investigative or informal, at law or at equity, before or by any Court, Governmental Authority, arbitrator or other tribunal.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, including any partnership or joint venture in which one Person (either alone, or through or together with any other Subsidiary) has, directly or indirectly, an interest of ten percent (10%), or more; and “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by Contract or credit arrangement or otherwise.
“Agreement” has the meaning set forth in the Preamble.
“Allocation Dispute Notice” has the meaning set forth in Section 2.7.
“Approval” means any license, permit, consent, approval, authorization, registration, filing, waiver, exemption, clearance, qualification or certification, including all pending applications therefor or renewals or amendments thereof, issued by, made available by or filed with any Government Authority.
“Assigned Contracts” has the meaning set forth in Section 1.1(b).
“Assumed Liabilities” has the meaning set forth in Section 1.3.
“Bill of Sale and Assignment and Assumption Agreement” has the meaning set forth in Section 1.6(a).
“Books and Records” has the meaning set forth in Section 1.1(c).
“Business” has the meaning set forth in the Recitals.
“Business Claims” has the meaning set forth in Section 6.11.
“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in the Commonwealth of Massachusetts are authorized or required by Law to be closed.
“Business Employee” has the meaning set forth in Section 3.13(a).

“Business Consultant” has the meaning set forth in Section 3.13(a).
“Business Intellectual Property” means all Intellectual Property owned, licensed, or otherwise solely used in the Business, including for the avoidance of doubt, any Trademarks incorporating the name “Protonex” (or any variation or derivation thereof) and the “www.protonex.com” domain name.
“Business Liabilities” has the meaning set forth in Section 6.11.
“Business Licenses” has the meaning set forth in Section 3.6.
“Business Material Adverse Change” has the meaning set forth in Section 3.10.
“Business Material Adverse Effect” means any event, change in, or effect on, the Acquired Assets, condition (financial or otherwise), properties, operations or results of operations of the Business, when considered either individually or in the aggregate together with all other events, changes or effects, is, or is reasonably likely to be, materially adverse to the Acquired Assets, condition (financial or otherwise), properties, operations or results of operations of the Business, taken as a whole, or the ability to operate the Business immediately after the Closing in a manner operated before the Closing, except to the extent that any such event, change or effect results from (i) changes in general economic, financial market, business or geopolitical conditions, (ii) changes or developments generally applicable to the industry in which the Seller primarily operates or (iii) any outbreak or escalation of hostilities or war (whether or not declared), military actions or the escalation thereof, or any act of sabotage or terrorism or any natural disasters (provided, that in the case of each of clauses (i) through (iii)  such events, changes or effects have not had a disproportionate impact on the Business relative to other similarly situated industry participants).
“Buyer” has the meaning set forth in the Preamble.
“Buyer Indemnified Persons” has the meaning set forth in Section 8.2(a).
“Cap” has the meaning set forth in Section 8.4(b).
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
“CFIUS” means the Committee on Foreign Investment in the United States.
“Closing” has the meaning set forth in Section 1.5.
“Closing Date” has the meaning set forth in Section 1.5.
“Closing Payment” has the meaning set forth in Section 2.1.
“Code” means the Internal Revenue Code of 1986, as amended, and all Regulations promulgated thereunder.

“Competitive Business” has the meaning set forth in Section 6.10(a).
“Confidential Information” has the meaning set forth in Section 6.10(c).
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 3, 2018, between Ballard Power Systems Inc. and Revision Military Ltd.
“Contract” means any loan agreement, indenture, letter of credit (including related letter of credit applications and reimbursement obligations), mortgage, security agreement, pledge agreement, deed of trust, bond, note, guarantee, surety obligation, warranty, license, franchise, permit, power of attorney, invoice, quotation, purchase order, sales order, lease, endorsement agreement, and any other agreement, contract, instrument, obligation, offer, commitment, plan, arrangement, understanding or undertaking, written or oral, express or implied, to which a Person is a party or by which any of its properties, assets or Business Intellectual Property may be bound or affected, in each case as amended, supplemented, waived or otherwise modified.
“Copyrights” has the meaning set forth in the definition of “Intellectual Property” included in this Schedule I.
“Court” means any court or arbitration tribunal of any country or territory, or any state, province or other subdivision thereof.
“Databases” has the meaning set forth in Section 3.18(j).
“Disclosure Schedule” has the meaning set forth in Article III.
“Dispute Accounting Firm” has the meaning set forth in Section 2.3(d).
“Earnout Certificate” has the meaning set forth in Section 2.4(a).
“Earnout Eligible Product” means any Product with substantially the same specifications as it exists as of Closing, sold during the Earnout Measurement Period. For the avoidance of doubt, Earnout Eligible Product shall not include (i) any other products or services offered or under development by Buyer, including any product(s) of Buyer that incorporate components of any Product, and (ii) any Buyer-modified, updated and/or next-generation versions or derivatives of any Product, provided that the Buyer-modified, updated and/or next-generation versions or derivatives do not have substantially the same specifications as Products existing as of Closing.
“Earnout Eligible Product Revenue” means the aggregate revenue, rounded to the nearest dollar, from the sale of all Earnout Eligible Products (which, for the avoidance of doubt, (i) shall be calculated solely based upon irrevocable purchase orders received by Buyer in writing for the sale of Earnout Eligible Products prior to end of the Earnout Measurement Period and (ii) shall not include any revenue that relates to the sale of any other product or service by the Buyer bundled with or priced into the sale of the Earnout Eligible Products by Buyer), net of the aggregate amount of any Revenue Refund.

“Earnout Measurement Period” means the period beginning at 12:01 a.m. (EDT) on the Closing Date and ending at 11:59 p.m. (EDT) on the day that is three hundred sixty four (364) days after the Closing Date.
“Earnout Objection Notice” has the meaning set forth in Section 2.4(d).
“Earnout Payment” has the meaning set forth in Section 2.4(a).
“Employee Benefit Plans” means each plan, program, policy, practice, Contract or other arrangement providing for compensation, pension, retirement, cash balance, money purchase, savings, profit sharing, annuity, deferred compensation, bonus, incentive (including cash, stock option, stock bonus, stock appreciation, phantom stock, restricted stock and stock purchase), medical, dental, vision, hospitalization, long-term care, prescription drug and other health, employee assistance, cafeteria, flexible benefits, life insurance, short and long term disability, vacation pay, severance or other termination pay, other welfare and fringe benefit or remuneration of any kind, whether written or unwritten or otherwise funded or unfunded, including all employee benefit plans within the meaning of Section 3(3) of ERISA which is or has been sponsored, maintained, contributed to or required to be contributed to, by Seller or any ERISA Affiliate for the benefit of any employee, officer or director of Seller or under which Seller or any ERISA Affiliate has or may have any current or future liability or obligation.
“Environmental Condition” means (i) the existence, presence, discharge, leaking or other emission at, on, beneath or from any real property in which Seller has a right or any interest, of any Materials of Environmental Concern, hazardous waste, toxic substance or other substance that is regulated by Environmental Laws, or (ii) any other environmental condition, event or matter at or with respect to any real property in which Seller has a right or any interest that is regulated by, or that requires clean-up, remediation, removal, reporting, monitoring, treatment or other action pursuant to, any Environmental Laws.
“Environmental Law” means any Law or Order relating to the environment or occupational health and safety, including any Law or Order pertaining to (i) treatment, storage, disposal, generation and transportation of Materials of Environmental Concern; (ii) air, water and noise pollution; (iii) the protection of groundwater, surface water or soil; (iv) the release or threatened release into the environment of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping; (v) storage tanks, vessels, containers, abandoned or discarded barrels, and other closed receptacles used for Materials of Environmental Concern; or (vi) occupational health and safety. As used above, the terms “release” and “environment” shall have the meaning set forth in CERCLA.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Regulations promulgated thereunder.
“ERISA Affiliate” has the meaning set forth in Section 3.13(h).
“Estimated Working Capital” has the meaning set forth in Section 2.3(a).

“Excluded Assets” has the meaning set forth in Section 1.2.
“Excluded Liabilities” has the meaning set forth in Section 1.4.
“FCPA”: the Foreign Corrupt Practices Act of 1977, as amended.
“Final Working Capital” has the meaning set forth in Section 2.3(e).
“Financial Statements” has the meaning set forth in Section 3.9(a).
“Fraud” has the meaning set forth in Section 8.12.
“Fundamental Representations” means the representations and warranties set forth in Sections 3.1 (Organization, Good Standing and Qualification of Seller), 3.2 (Ownership of Seller; Subsidiaries), 3.3 (Authorization; Binding Obligation); 3.4 (Consents and Approvals), 3.5 (No Violation), 3.7(a) (Title to Assets), 3.14 (Taxes), 3.27 (No Brokers), 4.2 (Binding Obligation), 4.3 (Consents and Approvals), 4.4 (No Violation), 4.5 (No Brokers), 5.1 (Organization and Good Standing), 5.2 (Authorization; Binding Obligation), 5.3 (Consents and Approvals), 5.4 (No Violation) and 5.5 (No Brokers).
“GAAP” means generally accepted accounting principles in the United States.
“Government Bid” means any quotation, bid or proposal made by Seller in relation to the Business that if accepted or awarded to the Business would constitute a Government Contract.
“Government Contract” means any Contract, including any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture agreement, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, task order or other contractual arrangement of any kind, as modified by binding modification or change orders, between Seller and (a) any Governmental Authority (acting on its own behalf or on behalf of another country or international organization), or (b) any prime contractor with respect to any Contract of a type described in clause (a). For purposes of clarity, a task order, purchase order or delivery order issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.
“Governmental Authority” means: (i) any nation, state, county, city, town, municipality, district, territory or other jurisdiction of any nature; (ii) any federal, state, municipal or local governmental or quasi-governmental entity or authority of any nature; (iii) any Court exercising or entitled to exercise judicial authority or power of any nature; (iv) any multinational organization or body exercising any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature; and (v) any department or subdivision of any of the foregoing, including any commission, branch, board, bureau, agency, official or other instrumentality exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.
“Guaranty” has the meaning set forth in Section 10.14.

“Guarantor” has the meaning set forth in the Preamble.
“Indebtedness” means Liabilities (including Liabilities for principal, accrued interest, penalties, fees and premiums) (i) for borrowed money, or with respect to deposits or advances of any kind (other than deposits, advances or excess payments accepted in the ordinary course of business), (ii) evidenced by bonds, debentures, notes or similar instruments, (iii) upon which interest charges are customarily paid (other than obligations accepted in the ordinary course of business), (iv) under conditional sale or other title retention agreements, (v) issued or assumed as the deferred purchase price of property or services (other than accounts payable to suppliers incurred in the ordinary course of business and paid when due), (vi) of others secured by (or for which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, and (vii) under leases required to be accounted for as capital leases under GAAP.
“Indemnified Person” has the meaning set forth in Section 8.6(a).
“Indemnifying Person” has the meaning set forth in Section 8.6(a).
“Intellectual Property” means (i) worldwide trademarks, service marks, trade names, trade dress, designs, logos, slogans and general intangibles of like nature, together with all goodwill related to the foregoing (whether registered or not, but including any registrations and applications for any of the foregoing) (collectively, “Trademarks”); (ii) patents (including the ideas, inventions and discoveries described therein, any pending applications, any registrations, patents or patent applications based on applications that are continuations, continuations-in-part, divisional, reexamination, reissues, renewals of any of the foregoing and applications and patents granted on applications that claim the benefit of priority to any of the foregoing) (collectively, “Patents”); (iii) works of authorship or copyrights (including any registrations, applications and renewals for any of the foregoing) and other rights of authorship (collectively, “Copyrights”); (iv) trade secrets and other confidential or proprietary information, know-how, confidential or proprietary technology, processes, work flows, formulae, algorithms, models, user interfaces, customer, supplier, vendor, distributor and user lists, databases, pricing and marketing information, inventions, marketing materials, inventions and discoveries (whether patentable or not) (collectively, “Trade Secrets”); (v) computer programs and other Software, macros, scripts, source code, object code, binary code, methodologies, processes, work flows, architecture, structure, display screens, layouts, development tools, instructions and templates; (vi) published and unpublished works of authorship, including audiovisual works, databases and literary works; (vii) rights in, or associated with a person’s name, voice, signature, photograph or likeness, including rights of personality, privacy and publicity; (viii) rights of attribution and integrity and other moral rights; (ix) Uniform Resource Locators (“URLs”) and Internet domain names and applications therefor (and all interest therein), IP addresses, adwords, key word associations and related rights; and (x) (a) all other proprietary, intellectual property and other rights relating to any or all of the foregoing, (b) all copies and tangible embodiments of any or all of the foregoing (in whatever form or medium, including electronic media) and (c) all rights to sue for and any and all remedies for past, present and future infringements of any or all of the foregoing and rights of priority and protection of interests therein under the Laws of any jurisdiction.

“Intellectual Property Assignment” has the meaning set forth in Section 1.6(b).
“Interim Balance Sheet” has the meaning set forth in Section 3.9(a).
“Interim Financial Statements” has the meaning set forth in Section 3.9(a).
“IP Agreements” has the meaning set forth in Section 3.18(b).
“IRS” means the United States Internal Revenue Service.
“Knowledge of Seller” (and similar terms and phrases) means (i) the actual knowledge of any individual listed on Schedule IV hereto or (ii) any knowledge which was or could reasonably have been obtained by any such Person in the prudent exercise of his or her duties or upon due inquiry of those employees reporting thereto, whose duties would, in the normal course of business affairs, result in such employees having knowledge concerning the subject in question.
“Laws” means all laws, statutes, codes, written policies, licensing requirements, ordinances and Regulations of any Governmental Authority including all Orders having the effect of law in each such jurisdiction.
“Liabilities” means any debts, liabilities, obligations, claims, charges, damages, demands and assessments of any kind, including those with respect to any Governmental Authority, whether accrued or not, known or unknown, disclosed or undisclosed, fixed or contingent, asserted or unasserted, liquidated or unliquidated, whenever or however arising (including, those arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.
“Licensed Intellectual Property” has the meaning set forth in Section 3.18(b).
“Lien” means any mortgage, easement, right of way, charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction or adverse claim of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, or any other encumbrance or exception to title of any kind.
“Loss Estimate” has the meaning set forth in Section 8.6(a).
“Losses” means losses, damages, Liabilities, demands, Taxes, sanctions, deficiencies, assessments, judgments, costs, interest, penalties, Orders, Liens, Actions, bonds, dues, fines, fees costs (including costs of investigation, defense and enforcement of this Agreement and the Related Agreements), amounts paid in settlement and expenses (in each case, including reasonable attorneys’ and experts’ fees and expenses, which shall include a reasonable estimate of the allocable costs of in-house legal counsel and staff), whether or not involving a Third Party Claim.
“Materials of Environmental Concern” means any substances, chemicals, compounds, solids, liquids, gases, materials, pollutants or contaminants, hazardous substances (including as such term is defined under CERCLA), solid wastes and hazardous wastes (including as such terms are defined under the Resource Conservation and Recovery Act), toxic materials, oil or petroleum and petroleum products, asbestos or substances containing asbestos, polychlorinated biphenyls or any other material subject to regulation under any Environmental Law.
“Monthly Financial Statements” has the meaning set forth in Section 3.9(a).
“Notice of Claim” has the meaning set forth in Section 8.6(a).
“Notice of Termination” has the meaning set forth in Section 9.2.
“Objection Notice” has the meaning set forth in Section 2.3(c).
“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any settlement under the jurisdiction of any Court or Governmental Authority.
“Organizational Conflict of Interest” is defined in the applicable U.S. Federal Acquisition Regulations.
“Organizational Documents” means, with respect to any corporation, those instruments that at the time constitute its corporate charter as filed or recorded under the Laws of the jurisdiction of its incorporation, including the articles or certificate of incorporation, organization or association, and its by-laws or memorandum of association, in each case including all amendments thereto, as the same may have been restated and, with respect to any other entity, the equivalent organizational or governing documents of such entity.
“Outside Date” has the meaning set forth in Section 9.1(b).
“Patents” has the meaning set forth in the definition of “Intellectual Property” included in this Schedule I.
“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company or other legal entity.
“Personal Data” means any information collected or used by Seller that can be used to specifically identify a natural person (including but not limited to name, address, telephone number, electronic mail address, social security number or other government-issued number, bank account number or credit card number) and any special categories of personal information regulated under or covered under any applicable Law.
“Prior Actions” has the meaning set forth in Section 3.11(b).
“Product” has the meaning set forth in Section 1.1(a)
“Proposed Allocation Schedule” has the meaning set forth in Section 2.7.
“Purchase Price” has the meaning set forth in Section 2.1.

“Quarter” means a three month periods ending March 31, June 30, September 30 or December 31 during the Earnout Measurement Period.
“Regulation” means any rule or regulation of any Governmental Authority.
“Related Agreements” means the Transfer Documents, the Transition Services Agreement, the Southborough Sublease and the VTB Note.
“Representative” means, with respect to any specified Person, such Person’s officers, directors, employees, accountants, counsel and other representatives or agents.
“Restricted Period” has the meaning set forth in Section 6.10(a).
“Revenue Refund” means a reduction or refund of Earnout Eligible Product Revenue due to (i) a termination, cancellation, modification or amendment of any contract or purchase order on which such Earnout Eligible Product Revenue is based and (ii) refunds or credits to customers arising from the return of any Earnout Eligible Product that is returned during the Earnout Measurement Period or within thirty (30) days thereafter.
“Revised Working Capital” has the meaning set forth in Section 2.3(c).
“Seller” has the meaning set forth in the Preamble.
“Seller Indemnified Persons” has the meaning set forth in Section 8.3(a).
“Seller Insurance Policies” has the meaning set forth in Section 3.17.
“Seller Personnel” means any current officer, employee or consultant or person who served in such capacity for the Seller within the past one (1) year prior to the effective date of this Agreement.
“Seller Representatives” has the meaning set forth in Section 6.6(a).
“Shares” has the meaning set forth in Section 3.2.
“Software” means computer programs, known by any name, including all versions thereof, and all related documentation, training manuals and materials, user manuals, technical and support documentation, source code and object code, code libraries, debugging files, linking files, program files, data files, computer and related data, field and date definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, macros, scripts, compiler directives, program architecture, design concepts, system designs, program structure, sequence and organizations, screen displays and report layouts and all other material related to any such computer programs.
“Southborough Lease” means the lease of the land and buildings located at 153 Northboro Road, Southborough, MA.

“Southborough Sublease” means a sublease of a portion of the land and buildings located at 153 Northboro Road, Southborough, MA between the tenant under the Southborough Lease and Buyer, in form and substance acceptable to Buyer, acting reasonably.
“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, at least fifty percent (50%) of the stock or other equity interests in such entity.
“Survival Date” has the meaning set forth in Section 8.1.
“Tangible Assets” has the meaning set forth in Section 1.1(a).
“Tax Returns” means any and all returns, declarations, reports, claims for refunds and information returns or statements relating to Taxes, including all schedules or attachments thereto and including any amendment thereof, required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.
“Taxes” means all taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any Governmental Authority, including those on or measured by or referred to as income, franchise, profits, gross receipts, capital, ad valorem, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, health insurance, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto.
“Third Party Claim” has the meaning set forth in Section 8.6(b).
“Third Party Consents” has the meaning set forth in Section 6.2(c).
“Top Customers” has the meaning set forth in Section 3.24.
“Top Suppliers” has the meaning set forth in Section 3.24.
“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property” included in this Schedule I.
“Trademarks” has the meaning set forth in the definition of “Intellectual Property” included in this Schedule I.
“Transaction Expenses” has the meaning set forth in Section 9.4.
“Transfer Documents” has the meaning set forth in Section 1.6.
“Transfer Taxes” has the meaning set forth in Section 6.9(a).

“Transferred Employee” has the meaning set forth in Section 6.12(a).
“Transition Services Agreement” means a transition services agreement between Seller and Buyer, in form and substance acceptable to Buyer, acting reasonably.
“Union” has the meaning set forth in Section 3.13(e).
“UK Bribery Act” means the UK Bribery Act of 2010.
“URLs” has the meaning set forth in the definition of “Intellectual Property” included in this Schedule I.
“VTB Note” means a promissory note made payable to Seller by Revision Military Ltd. in substantially the form of Exhibit C hereto.
“WARN” has the meaning set forth in Section 6.12(b).
“Working Capital” means (i) the current assets included in the Acquired Assets as of the Closing Date (excluding the Excluded Assets and excluding any accounts receivable that are more than 60 days past due), minus (ii) the current liabilities included in the Assumed Liabilities as of the Closing Date (excluding the Excluded Liabilities), in each case, prepared in accordance with GAAP consistent with the historic accounting methodologies and principles of the Seller consistently applied (it being understood that if such historic accounting methodologies and principles are not in accordance with GAAP, then GAAP shall apply). An example of the calculation of Working Capital as of May 31, 2018, is set forth on Schedule III.
“Working Capital Statement” has the meaning set forth in Section 2.3(a).
“Working Capital Target” means $[commercially sensitive information redacted].
“Year-End Financial Statements” has the meaning set forth in Section 3.9(a).

Schedule II

EXAMPLE EARNOUT CALCULATIONS

Schedule III

EXAMPLE WORKING CAPITAL CALCULATIONS

[commercially sensitive information redacted]

Schedule IV

KNOWLEDGE

[Immaterial details redacted]

SCHEDULE 1.1(A)(I)
PRODUCTS
Products

•	Squad Power Manager (SPM-622) and associated cables;

•	Vest Power Manager (VPM-402) and associated cables; and

•	Adaptive Battery Charger (ABC-812) and associated cables.
National Stock Numbers
[Commercially sensitive information redacted. ]

80931393v.1

SCHEDULE 1.1(A)(II)
EQUIPMENT & INVENTORY

System Number	Description
100368 - PowerEdge 2850-File Server - 3 GHz/2MB Cache Xeon 800MHz Front Side Bus for	PPE Original Value - Computer Hardware, MAIN
100369 - Labor & additional hardware for File Server & Switch Project	PPE Original Value - Computer Hardware, MAIN
100386 - Cisco 1000Base-SX SFP Mfg P/N GLC-SX-MM	PPE Original Value - Computer Hardware, MAIN
100388 - CISCO CATALYST SWITCH 2960G	PPE Original Value - Computer Hardware, MAIN
100448 - Dell 2950 Server - per quote# 20171941	PPE Original Value - Computer Hardware, MAIN
100454 - HP 5200dn PRINTER MODEL# Q7546A	PPE Original Value - Computer Hardware, MAIN
100472 - Dell Server PE2950 64 Bit Database Engine	PPE Original Value - Computer Hardware, MAIN
100473 - Dell Server PE2950 64 Bit Database Engine	PPE Original Value - Computer Hardware, MAIN
100488 - Cisco Catlayst Switch 2960G-48TC Switch	PPE Original Value - Computer Hardware, MAIN
100534 - Cisco catalyst (CDW)	PPE Original Value - Computer Hardware, MAIN
100605 - Dell PowerEdge R710 Server	PPE Original Value - Computer Hardware, MAIN
100610 - Dell server installation work (Thrive)	PPE Original Value - Computer Hardware, MAIN
100623 - Dell Server	PPE Original Value - Computer Hardware, MAIN
100638 - Firewall for Server	PPE Original Value - Computer Hardware, MAIN
100652 - Longview Servers	PPE Original Value - Computer Hardware, MAIN
100109 - cubes - qty 2 per quote 3/14/05	PPE Original Value - Furniture/Fixtures, MAIN
100112 - Geiger U station right return with P front work surface	PPE Original Value - Furniture/Fixtures, MAIN
100114 - 16' Boardroom Conference Table	PPE Original Value - Furniture/Fixtures, MAIN
100119 - misccubicle area pieces	PPE Original Value - Furniture/Fixtures, MAIN
100120 - Wire 9 new cubes for voice & data	PPE Original Value - Furniture/Fixtures, MAIN
100124 - 43 knoll dividends preowned stations of various sizes per floor plan & Tax	PPE Original Value - Furniture/Fixtures, MAIN
100125 - 2 15 FT MAPLE CONF ROOM TABLES GROVE & SALES ROOM	PPE Original Value - Furniture/Fixtures, MAIN
100126 - 16 FT CONF RM TABLE + 26 BLUE FRASER CHAIRS	PPE Original Value - Furniture/Fixtures, MAIN

System Number	Description
100127 - misc workstations & office furniture for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100128 - misc workstations & office furniture for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100130 - misc workstations & office furniture for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100131 - misc workstations & office furniture for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100133 - misc workstations & office furniture for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100134 - misc workstations & office furniture for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100135 - misc workstations & office furniture for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100136 - misc workstations & accessories for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100137 - misc workstations & accessories for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100138 - misc workstations & accessories for expansion	PPE Original Value - Furniture/Fixtures, MAIN
100139 - KITCHEN-24 CHAIRS & 4 TABLES	PPE Original Value - Furniture/Fixtures, MAIN
100140 - INVENTORY CAGE	PPE Original Value - Furniture/Fixtures, MAIN
100142 - furniture	PPE Original Value - Furniture/Fixtures, MAIN
100146 - desks etc at new office	PPE Original Value - Furniture/Fixtures, MAIN
100627 - Xerox Workcenter Copier	PPE Original Value - Office Equipment, MAIN
100309 - Starrett Sigma Optical Comparator (used)	PPE Original Value - Machinery & Equp - Mfg, MAIN
100311 - TheraCAM EX300 25 degree lens s/n25201450 (plus freight)	PPE Original Value - Machinery & Equp - Mfg, MAIN
100312 - 45 Degree Lens with case	PPE Original Value - Machinery & Equp - Mfg, MAIN
100315 - 300 MHz Mixed Signal Oscilloscope	PPE Original Value - Machinery & Equp - Mfg, MAIN
100320 - air compressor & access	PPE Original Value - Machinery & Equp - Mfg, MAIN
100470 - CSOF-S20PL31 460 Volt 3 PH 60 HZ Coarse Air Compressor + installation	PPE Original Value - Machinery & Equp - Mfg, MAIN
100612 - SPM Test Stand (built in-house)	PPE Original Value - Machinery & Equp - Mfg, MAIN
100615 - Air pumps for Air Compressor	PPE Original Value - Machinery & Equp - Mfg, MAIN
100619 - SPM test Stand #3	PPE Original Value - Machinery & Equp - Mfg, MAIN
100620 - Automatic Wire Stripper	PPE Original Value - Machinery & Equp - Mfg, MAIN
100622 - Nordson Injection Gun	PPE Original Value - Machinery & Equp - Mfg, MAIN

System Number	Description
100640 - Wepco Mold for PN 010-244	PPE Original Value - Machinery & Equp - Mfg, MAIN
100641 - Wepco Mold for PN 010-238	PPE Original Value - Machinery & Equp - Mfg, MAIN
100642 - Wepco mold for PN 010-239	PPE Original Value - Machinery & Equp - Mfg, MAIN
100643 - Wepco mold for PN 010-241	PPE Original Value - Machinery & Equp - Mfg, MAIN
100644 - Wepco mold for PN 010-240	PPE Original Value - Machinery & Equp - Mfg, MAIN
100645 - Platform Lift / 19' / Electric	PPE Original Value - Machinery & Equp - Mfg, MAIN
100655 - Wire Labeler	PPE Original Value - Machinery & Equp - Mfg, MAIN
100658 - Optical Comparator	PPE Original Value - Machinery & Equp - Mfg, MAIN
100661 - WEPCO MOLD- ABC ADAPTER BASE	PPE Original Value - Machinery & Equp - Mfg, MAIN
100662 - WEPCO MOLD- ABC ADAPTER TOP	PPE Original Value - Machinery & Equp - Mfg, MAIN
100663 - WEPCO MOLD - Modification	PPE Original Value - Machinery & Equp - Mfg, MAIN
100664 - Battery Cup & Cover Mold	PPE Original Value - Machinery & Equp - Mfg, MAIN
100274 - DELL PRECISION 390	PPE Original Value - Machinery & Equp - R&D, MAIN
100276 - TEKTRONIX CURRENT PROBE	PPE Original Value - Machinery & Equp - R&D, MAIN
100277 - Textronix 300Mhz Oscilloscope	PPE Original Value - Machinery & Equp - R&D, MAIN
100604 - Stratsys 3-D Printer	PPE Original Value - Machinery & Equp - R&D, MAIN
100630 - Oscilloscope - Entest MDO3034	PPE Original Value - Machinery & Equp - R&D, MAIN
100633 - Liquid Nitrogen Capability for Environ. Chamber	PPE Original Value - Machinery & Equp - R&D, MAIN

SCHEDULE 1.1(B)
ASSIGNED CONTRACTS
[commercially sensitive information redacted]

SCHEDULE 1.1(E)
BUSINESS INTELLECTUAL PROPERTY
Patents

Family	Provisional	Title	Utility Filing(s)	International	National Phase
SPM SPM-4_BUTTON SPM-DEVICE SPM-ENCLOSURE SPM-FAILOVER SPM-METHOD SPM-POWER-PRIORITY (520) (0094) (85899) (85900) (85901)	P24 (61/270602) Filed: 7/10/2009 P25 (61/283536) Filed: 12/4/2009
P24
Network Power
Manager
P25
Power Network
Manager
U25A
PORTABLE POWER MANAGER
U25B
PORTABLE POWER
MANAGER
OPERATING
METHODS
U25BC1, U25BC2,
U25BC3
Power Managers and
Methods for Operating
Power Managers
U25C, D25, D25C1,
D25C1X1
PORTABLE POWER
MANAGER
ENCLOSURE

U25A [patUS]
(12/815994)
Filed: 6/15/2010
Pub: 20120151240
Pat: 8775846
U25B [patUS]
(12/816080)
Filed: 6/15/2010
Pub: 20110006603
Pat: 8638011
U25BC1 [patUS]
(13/620086)
Filed: 9/14/2012
Pub: 20130342011
Pat: 8633619
U25BC2 [patUS]
(14/109156)
Filed: 12/17/2013
Pub: 20140103720
Pat: 9634491
U25BC3 [appUS]
(15/463525)
Filed: 3/20/2017
Pub: (na)
U25C
(12/816325)
Filed: 6/15/2010
Pub: 20110007491
D25 [patUS]
(29/363833)
Filed: 6/15/2010
Pat: D640192
D25C1 [patUS]
(29/394688)
Filed: 6/20/2011
Pat: D657309
D25C1X1 [patUS]
(29/414239)
Filed: 2/27/2012
Pat: D706711
				PC25 (PCT/US2010/041335) Filed: 7/8/2010 Pub: 2011046645	AU25 [patIN] (2010307261) CA25 [appIN] (2767716) EP25 [appIN] (10823760.3) SG25 [patIN] (201200186-3)

Family	Provisional	Title	Utility Filing(s)	International	National Phase
DPM WOLVERINE-U (538)	P51 (62/257995) Filed 11/20/2015	P51 DISTRIBUTED POWER MANAGER	U51 [appUS] (15/773860) Filed: 5/4/2018 Pub: (na)	PC51 [appIN] (PCT/US2016/062863) Filed: 11/18/2016 Pub: 2017087855 National Phase 5/18/2019	None
			U66 [appUS] (15/774380) Filed: 5/8/2018 Pub: (na)	PC66 [appIN] (PCT/US2016/058922) Filed: 10/26/2016 Pub: 2017087130 National Phase 4/26/2019	AU52 [appIN] (2016355125) EP52 [appIN] (16866830.9)
UNIVERSAL PORT VARIABLE_BUS (504)	P52 (61/807028) Filed: 4/1/2013	P52 IMPROVED POWER MANAGER U52A, U52B, U52BC1 Power Manager	U52A [appUS] (14/231865) Filed: 4/1/2014 Pub: 20140292081 U52B [patUS] (14/231876) Filed: 4/1/2014 Pub: 20140292082 Pat: 9634485 U52BC1 [appUS] (15/478670) Filed: 4/5/2017 Pub: (na)	PC52 (PCT/2014/032455) Filed: 4/1/2014 Pub: 2014165469	AU52 [appIN] (2014248342) CA52 [appIN] (2908309) EP52 [appIN] (14780196.3) SG52[patIN] (11201508091P)

Family	Provisional	Title	Utility Filing(s)	International	National Phase
MAN-POUCH (91504P)	P54 (61/707027) Filed: 9/28/2012	P54, U54 PORTABLE ELECTRONIC DEVICE CARRIER WITH ELECTRONIC INTERFACE FOR RECHARGING DEVICE BATTERY	U54 [patUS] (14/041538) Filed: 9/30/2013 Pub: 20140095915 Pat: 9335811	PC54 (PCT/US2003/062622) Filed: 9/30/2013 Pub: 2014052959	CA54 [appIN] (2925751)
WATER-LEVELING NOBUS (501)	P59 (62/168992) Filed: 6/1/2015	P59 CONTROL MODULE FOR DC POWER NETWORK	U59 [appUS] (15/524826) Filed: 5/5/2017 Pub: (na)	PC59 (PCT/US2015/059712) Filed: 11/9/2015 Pub: 2016077216	AU59 [appIN] (2015346641) CA59 [appIN] (2965364) EP59 [appIN] (15858536.4)
CABLE_ENTRY (540)	None	U63 CABLE GLAND ASSEMBLY	U63 [patUS] (15/081461) Filed: 3/25/2016 Pub: (na) Pat: 9640965	None	CA63 [appIN] (2962049)

Family	Provisional	Title	Utility Filing(s)	International	National Phase
WOLVERINE-D (539)	None	D65, D65C1 PORTABLE POWER MANAGER ENCLOSURE	D65 [patUS] (29/558935) Filed: 3/24/2016 Pat: D802533 D65C1 (29/621172) Filed: 10/5/2017	None	D65CA [patIN] (169598)
Trademarks

Trademark	Application Date	Application No.	Publication Date	Issue Date	Issue No.
PROTONEX (stylized mark)	8/24/2006	US: 78959628	9/21/2010	12/7/2010	US: 3885459
PROTONEX (word mark)	5/27/2016	US: 87052148		1/10/2017	US: 5118858
Product Information

•	Bills of materials for each of the Products

•	Reliability data for each of the Products

•	Manuals and other documentation for each of the Products
Developed Software

•	Section 3.18(g) of the disclosure schedule is incorporated herein by reference.
Trade Secrets

•	Each of the trade secrets listed in Section 3.18(i) of the Disclosure Schedule is incorporated herein by reference.
URLs
www.protonex.com

www.ptxnomad.com

SCHEDULE 1.1(F)
APPROVALS & ORDERS

•	Each of the National Stock Numbers listed in Schedule 1.1(a)(i).

•	Commodity classification dated March 6, 2015 for each of the Products.

•	The EU Declaration of Conformity made by Protonex.

•	MIL-STD testing conducted by the U.S. Army.

SCHEDULE 1.1(I)
CONTACT DETAILS
Telephone Numbers

•	508-490-9960

•	508-490-8575

•	All employees’ phones are accessed through the main switchboard.
Email Addresses

•	The “@protonex.com” email domain
Websites

•	The www.protonex.com website

•	The www.ptxnomad.com website

SCHEDULE 1.1(N)
OTHER ASSETS OF THE BUSINESS

•	None.

Schedule IV

SCHEDULE 6.2(C)
THIRD PARTY CONSENTS
[commercially sensitive information redacted]

DISCLOSURE SCHEDULE
TO THE
ASSET PURCHASE AGREEMENT
BY AND AMONG
PROTONEX TECHNOLOGY CORPORATION,
as Seller,
BALLARD POWER SYSTEMS INC.,
as Seller Parent,
REVISION MILITARY SOLDIER POWER, LLC,
as Buyer,
AND
REVISION MILITARY LTD.,
as Guarantor
Dated as of August 31, 2018
This Disclosure Schedule is qualified in its entirety by reference to specific provisions of the above-referenced agreement (the “Agreement”), is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Seller, except as and to the extent provided in the Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Agreement.
Inclusion of information in this Disclosure Schedule shall not be construed as an admission that such information is material to the Seller. Inclusion of information herein as matters in the ordinary course of business does not mean that other such information is excluded.
Matters reflected in this Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected herein. Any such additional matters are included herein for informational purposes and do not necessarily include other matters of a similar nature.
Headings have been inserted herein for convenience of reference only and shall to no extent have the effect of amending or changing the express description of any Section that is part of this Disclosure Schedule as contemplated by the Agreement.

Any disclosures in a particular Schedule of these Disclosure Schedules shall qualify such Section and each other Section of these Disclosure Schedules, to the extent it is reasonably clear that such disclosure is responsive to the representations to which such other section relates.

Table of Contents
Section 3.1 Organization, Good Standing and Qualification of Seller5
Section 3.4 Consents & Approvals6
Section 3.5 No Violation7
Section 3.7 Acquired Assets with Third Parties8
Section 3.6 Business Licenses9
Section 3.8 Environmental Approvals10
Section 3.9(a) Financial Statements11
Section 3.10 2018 Material Events12
Section 3.11(a) Actions13
Section 3.11(b) Prior Actions14
Section 3.12(e) Security Clearances15
Section 3.12(f) Organizational Conflict of Interest16
Section 3.13(a) Business Employees17
Section 3.13(g) Employee Benefit Plans18
Section 3.15(a) Contracts19
Section 3.16 Transactions with Affiliates20
Section 3.17 Seller Insurance Policies21
Section 3.18(a) Trademarks & Domain Names22
Section 3.18(b) Licensed Intellectual Property23
Section 3.18(g) Software24
Section 3.18(i) Custodians of Trade Secrets25
Section 3.18(j) Databases26
Section 3.18(k) Open Source Computer Code27
Section 3.19(e) Restrictions on Customer Data Use28

Section 3.21(a) Accounts Receivable Aging Report29
Section 3.21(b) Accounts Payable Aging Report30
Section 3.24 Top Customers and Top Suppliers31
Section 3.25(a) Government Contracts32
Section 3.25(b) Outstanding Bids33
Section 3.25(c) Compliance with Government Contracts & Government Bids34
Section 3.25(d) Government Contract or Government Bid Disputes35
Section 3.25(e) Debarment or Suspension36
Section 3.25(f) Government Contract Cost Accounting37
Section 3.26 Product or Service Warranties38
Section 3.27 Brokers39

SECTION 3.1
ORGANIZATION, GOOD STANDING AND QUALIFICATION OF SELLER

•	Massachusetts

SECTION 3.4
CONSENTS & APPROVALS
[commercially sensitive information redacted]

SECTION 3.5
NO VIOLATION

•	The consent of the counterparties to the contracts listed at Section 3.4 of the Disclosure Schedule.

SECTION 3.7
ACQUIRED ASSETS WITH THIRD PARTIES
Distron Corporation is in possession of certain inventory of Seller a current list of which is set forth in the document title Distron – Protonex On Hand Report.

SECTION 3.6
BUSINESS LICENSES

•	State of Delaware certificate of incorporation.

•	Commonwealth of Massachusetts qualification to carry on business as a foreign corporation.

•	Commodity classification dated March 6, 2015 for each of the Products issued by the US Department of Commerce.

•	The EU Declaration of Conformity made by Protonex.

•	MIL-STD testing conducted by the U.S. Army.

SECTION 3.8
ENVIRONMENTAL APPROVALS

•	None.

SECTION 3.9(A)
FINANCIAL STATEMENTS
[commercially sensitive information redacted]

SECTION 3.10
2018 MATERIAL EVENTS
[commercially sensitive information redacted]

SECTION 3.11(A)
ACTIONS

•	None.

SECTION 3.11(B)
PRIOR ACTIONS
[personal information redacted]

SECTION 3.12(E)
SECURITY CLEARANCES

•	None.

SECTION 3.12(F)
ORGANIZATIONAL CONFLICT OF INTEREST

•	None.

SECTION 3.13(A)
BUSINESS EMPLOYEES
[personal information redacted]

SECTION 3.13(G)
EMPLOYEE BENEFIT PLANS
[commercially sensitive information redacted]

SECTION 3.15(A)
CONTRACTS
[commercially sensitive information redacted]

SECTION 3.16
TRANSACTIONS WITH AFFILIATES
[commercially sensitive information redacted]

SECTION 3.17
SELLER INSURANCE POLICIES
[commercially sensitive information redacted]
[personal information redacted]

SECTION 3.18(A)
TRADEMARKS & DOMAIN NAMES
Trademarks

Trademark	Application Date	Application No.	Publication Date	Issue Date	Issue No.	Status	Next Action
PROTONEX (stylized mark)	8/24/2006	US: 78959628	9/21/2010	12/7/2010	US: 3885459	ISSUED	10-year renewal due 12/7/2020.
PROTONEX (word mark)	5/27/2016	US: 87052148		1/10/2017	US: 5118858	ISSUED	Section 8 and 15 affidavits and fees due 7/10/2022.
Domain Names
www.protonex.com
www.ptxnomad.com

SECTION 3.18(B)
LICENSED INTELLECTUAL PROPERTY
[commercially sensitive information redacted]

SECTION 3.18(G)
SOFTWARE
[commercially sensitive information redacted]

SECTION 3.18(I)
CUSTODIANS OF TRADE SECRETS
[commercially sensitive information redacted]

SECTION 3.18(J)
DATABASES
[commercially sensitive information redacted]

SECTION 3.18(K)
OPEN SOURCE COMPUTER CODE
[commercially sensitive information redacted]

SECTION 3.19(E)
RESTRICTIONS ON CUSTOMER DATA USE

•	None.

SECTION 3.21(A)
ACCOUNTS RECEIVABLE AGING REPORT
[commercially sensitive information redacted]

SECTION 3.21(B)
ACCOUNTS PAYABLE AGING REPORT
[commercially sensitive information redacted]

SECTION 3.24
TOP CUSTOMERS AND TOP SUPPLIERS
Top Customers
[commercially sensitive information redacted]
[commercially sensitive information redacted]
Top Suppliers
[commercially sensitive information redacted]
[commercially sensitive information redacted]
Decrease of Rate of Business or Increase of Price

•	None.

SECTION 3.25(A)
GOVERNMENT CONTRACTS
[commercially sensitive information redacted]

SECTION 3.25(B)
OUTSTANDING BIDS
[commercially sensitive information redacted]

SECTION 3.25(C)
COMPLIANCE WITH GOVERNMENT CONTRACTS & GOVERNMENT BIDS

•	None.

SECTION 3.25(D)
GOVERNMENT CONTRACT OR GOVERNMENT BID DISPUTES

•	None.

SECTION 3.25(E)
DEBARMENT OR SUSPENSION

•	None.

SECTION 3.25(F)
GOVERNMENT CONTRACT COST ACCOUNTING

•	None.

SECTION 3.26
PRODUCT OR SERVICE WARRANTIES
[commercially sensitive information redacted]

SECTION 3.27
BROKERS
[commercially sensitive information redacted]